Act: 1933
Section: 3(a)(2)
Rule:
Public Availability: 12/28/2006


06066378

December 28, 2006


RECD S.E.C.
JAN 1 2 2007
1086

No Act
P.E. 12-28-06

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pan-American Life Insurance Company
Incoming letter dated December 28, 2006

Based on the facts presented, but without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in the Mutual Insurance Holding Company are not securities within the meaning of the Securities Act or the Exchange Act, PALIC causes its current and future policyholders to become members of the Mutual Insurance Holding Company in connection with and after the Reorganization without registration under the Securities Act or the Exchange Act. Capitalized terms have the same meanings you define in your letter.

In reaching this position, we particularly note that:

- the Reorganization will be effected under Louisiana law permitting the formation of mutual insurance holding companies by mutual insurance companies;
- membership rights in the Mutual Insurance Holding Company will be substantially the same as rights in PALIC;
- with the Reorganization, PALIC's policyholders will automatically become members of the Mutual Insurance Holding Company;
- the Reorganization was subject to approval by the Louisiana Commissioner of Insurance after notice to policyholders and a public hearing where policyholders were entitled to appear;
- the Louisiana Commissioner of Insurance approved the Reorganization after finding that it was fair and equitable to PALIC's policyholders;
- the Mutual Insurance Holding Company will be subject to regulation by the Louisiana Commissioner of Insurance at a level substantially equivalent to that applicable to PALIC before the Reorganization; and
- the Mutual Insurance Holding Company will not pay dividends or make other distributions or payments of income or profits, except in the event of a dissolution or liquidation or as otherwise approved by the Louisiana Commissioner of Insurance.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different result. We express no views as to

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registration under Section 5 of the Securities Act or exemptions from registration in connection with the policyholder vote to approve the Plan. This response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Heather L. Maples

Heather Maples
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2006

Mail Stop 3010

John M. Schwolsky
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 10019-5389

RE: Pan American Life Insurance Company

Dear Mr: Schwolsky:

In regard to your letter of December 28, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn, Chief
Office Chief Counsel

LEBOEUF, LAMB, GREENE & MACRAE LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

E-MAIL ADDRESS: JSCHWOLS@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8667
WRITER'S DIRECT FAX: (212) 424-8500

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG (PTY) LTD.
MOSCOW
RIYADH AFFILIATED OFFICE
BISHKEK
ALMATY
BEIJING

Section 2(a)(1) of the Securities Act of 1933
Section 3(a)(10) of the Securities Exchange Act of 1934

December 28, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pan-American Life Insurance Company

Dear Sir or Madam:

We are counsel to Pan-American Life Insurance Company, a Louisiana mutual life insurance company ("PALIC"), in connection with PALIC's proposed reorganization from a mutual insurance company to a stock insurance company ultimately controlled by a mutual insurance holding company through an intermediate holding company. The process, described in detail below, is referred to herein as the "Reorganization" and will be effected pursuant to Sections 22:820 and 22:1001-1015 of Title 22 of the Louisiana Revised Statutes (the "MIHC Law"), which permit the formation of mutual insurance holding companies under Louisiana law.

The Reorganization will be effected pursuant to a plan of reorganization (the "Plan") through a series of transactions whereby PALIC will reorganize from a mutual insurance company to a stock insurance company organized under Louisiana law (the "Stock Insurance Company") owned indirectly by a newly formed mutual insurance holding company organized under Louisiana law (the "Mutual Insurance Holding Company"). At the Effective Time (as defined below), all of the membership interests (as defined below) of PALIC's members will be extinguished, and such members will automatically become members of the Mutual Insurance Holding Company pursuant to the MIHC Law and the Plan. Also at the Effective Time, shares of the capital stock of the Stock Insurance Company will be issued to Pan-American

Life Insurance Group, Inc., an intermediate stock holding company organized under Louisiana law (the "Intermediate Holding Company"). The Intermediate Holding Company, in turn, will issue shares of its capital stock to the Mutual Insurance Holding Company. It is anticipated that the Effective Time will be in the fourth quarter of 2006 or early in the first quarter of 2007. A chart setting forth the organizational structure of PALIC before and immediately after the Reorganization is attached hereto as Exhibit A. Pursuant to the MIHC Law and the Plan, owners of insurance policies (the "Policies") issued or assumed by the Stock Insurance Company after the Effective Time automatically will become members of the Mutual Insurance Holding Company. As required by Section 22:1004.1(B) of the MIHC law, the fairness to PALIC's policyholders of the terms and conditions of the Plan was reviewed by the Louisiana Commissioner of Insurance (the "Insurance Commissioner"), and the Insurance Commissioner issued an order approving the Plan on October 12, 2006. The Plan was subject to approval by the members of PALIC pursuant to Section 22:1004.1(C) of the MIHC Law.[1] A meeting at which PALIC's policyholders voted to approve the Plan was held on September 19, 2006. At the meeting, at least two thirds of the Eligible Members (as defined below) present or represented by special ballot or proxy voted to approve the Plan.

I. Request

We are writing to request confirmation that, based upon the facts and representations set forth below, the Staff will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action if, in connection with the Reorganization: (i) the membership interests of PALIC's members are extinguished and such members become members of the Mutual Insurance Holding Company; and (ii) after the Effective Time, owners of Policies issued or assumed by the Stock Insurance Company automatically become members of the Mutual Insurance Holding Company, in each case without registration of the membership interests in the Mutual Insurance Holding Company under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act").

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[1] For the convenience of the staff of the Division of Corporation Finance (the "Staff"), a copy of the MIHC Law, permitting the reorganization of a Louisiana mutual insurance company to a stock insurance company controlled by a mutual insurance holding company, is attached hereto as Exhibit B. Unless otherwise indicated, references to section numbers are to sections of the Louisiana Revised Statutes.

II. PALIC Background

PALIC is a mutual life insurance company, founded in 1911, and based in Louisiana. PALIC services over 350,000 customers and producers worldwide in 43 states and the District of Columbia, Puerto Rico and various international locations.

As a mutual life insurance company, PALIC has no authority to issue capital stock. A member of PALIC owns a Policy and, through ownership of such Policy, in accordance with PALIC's articles of incorporation and the insurance laws of the State of Louisiana (the "Insurance Code"), has a membership interest in PALIC. A "membership interest" consists principally of the rights to vote on the election of directors of PALIC, to receive distributions of PALIC's surplus in the event of the dissolution or liquidation of PALIC and the right to receive compensation in the event of a demutualization of PALIC.

III. The Proposed Reorganization

PALIC proposes to reorganize from a mutual insurance company to a stock insurance company. The stock insurance company will be a direct wholly-owned subsidiary of an intermediate holding company; the intermediate stock holding company will initially be a direct wholly-owned subsidiary of a mutual insurance holding company. In accordance with the requirements of the MIHC Law, the mutual insurance holding company must at all times directly, or indirectly through an intermediate stock holding company, own a majority of the voting shares of the capital stock of the stock insurance company.[2]

Sections 22:820 and 22:1004.4 of the MIHC Law permit the reorganization of a Louisiana mutual insurance company to a stock insurance company within a mutual insurance holding company structure and require the mutual insurance holding company to own directly, or indirectly through an intermediate stock holding company, a majority of the stock insurance company's voting shares. Section 22:1004.1 of the MIHC Law permits such a reorganization only after the occurrence of certain events, including: (i) adoption of a plan of reorganization by the mutual insurance company's board of directors; (ii) approval of the proposed plan of reorganization by the Insurance Commissioner following a hearing thereon; and (iii) approval of the plan of reorganization by a vote of the mutual insurance company's

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2 Under the MIHC Law, "majority of the voting shares of the capital stock" means shares of the capital stock of the reorganized insurance company which carry the right to cast a majority of the votes entitled to be cast by all of the outstanding shares of the capital stock of the reorganized insurance company for the election of directors and on all other matters submitted to a vote of the shareholders of the reorganized insurance company. Section 22:1004.4.A(2).

policyholders. The board of directors of PALIC adopted the Plan on July 18, 2006. The Insurance Commissioner conducted a public hearing on the Plan on September 14, 2006 and issued an order approving the Plan on October 12, 2006. A meeting at which PALIC's policyholders voted to approve the Plan was held on September 19, 2006.

As required by Section 22:1004.1(C), the Plan was adopted by not less than two-thirds of the Eligible Members. Pursuant to Section 22:1004.1(A), the Plan includes the following: (i) the establishment of a mutual insurance holding company with at least one stock insurance company subsidiary, the majority of the voting shares of which must be owned, either directly, or indirectly through an intermediate stock holding company, by the mutual insurance holding company; (ii) a statement analyzing the benefits and risks attendant to the proposed reorganization, including the rationale for the reorganization; (iii) a statement indicating how the reorganization will protect the immediate and long-term interests of policyholders; (iv) a statement providing for voting rights related to the corporate affairs of the mutual insurance holding company for existing policyholders and new policyholders of the reorganized insurance company consistent with the voting rights of policyholders of mutual insurance companies as set forth in Title 22; (v) the proposed articles of incorporation of the Mutual Insurance Holding Company and the Intermediate Holding Company and the proposed amended and restated articles of incorporation of PALIC; (vi) a copy of the proposed by-laws of the Mutual Insurance Holding Company and the Intermediate Holding Company and the proposed amended and restated by-laws of PALIC; (vii) information concerning the proposed officers and directors of the Mutual Insurance Holding Company; (viii) information sufficient to demonstrate that the financial condition of the reorganizing insurance company will not be diminished upon reorganization; (ix) a description of any plans for the initial sale of stock of the reorganizing insurance company or the intermediate holding company; and (x) any other information requested by the Insurance Commissioner. The Plan was filed with the Insurance Commissioner for approval pursuant to Section 22:1004.1.

As required by Section 22:1004(D) and as provided in the Plan, the Insurance Commissioner held a public hearing on the Plan on September 14, 2006. All policyholders were sent notice of the hearing after the Plan was adopted by PALIC's board of directors on July 18, 2006. Pursuant to both Section 22:1004(D)(2) and the Plan, all policyholders were entitled to attend the public hearing and provide comments, if any. Under Section 22:1004.1(B), the Insurance Commissioner could not approve the Plan unless he found that: (i) the interests of the policyholders are properly protected and the Plan is fair and equitable to the policyholders;[3] and (ii) with respect to the Reorganization, an opinion has been obtained from an actuarial firm employing or associated with more than fifty actuaries who are members of the American Academy of Actuaries attesting that the reorganization of the insurer does not unfairly enrich the officers and directors of PALIC. The Insurance Commissioner issued an order approving the Plan on October 12, 2006.

Under Section 22:1004.1(C) and the Plan, the Plan was also subject to the approval of the policyholders of PALIC at a meeting of policyholders (the "Policyholders' Meeting"). Section 22:1004.1(C) required that PALIC mail notice of the Policyholders' Meeting to each policyholder at least 30 days before the date set for the meeting. Policyholders who, under the terms of PALIC's organizational documents and as reflected in PALIC's records, were entitled to vote on matters coming before corporate meetings of policyholders (the "Eligible Members") were eligible to vote on the Plan. Under the requirements of Section 22:1004.1(C) of the MIHC Law and the Plan, adoption of the Plan required the affirmative vote of at least two-thirds of all Eligible Members present or represented by special ballot or proxy. The required notice of the Policyholders' Meeting, accompanied by a brief description of the Plan, and a written proxy permitting the policyholder to vote for or against the Plan, was provided to PALIC's policyholders by means of a mailing sent at least 30 days before the date of the Policyholders' Meeting held on September 19, 2006. At the Policyholders' Meeting, held on September 19, 2006, more than two-thirds of Eligible Members present or represented by special ballot or proxy voted to approve the Plan.

Under Section 22:1004.1(D) of the MIHC Law and the Plan, the following actions will take place at the Effective Time: (i) the membership interests of PALIC's policyholders will be extinguished and the policyholders will automatically become members of the Mutual Insurance Holding Company; (ii) PALIC will become a stock corporation and all of its initially issued voting stock will be owned by the Intermediate Holding Company; and (iii) all of the initially issued voting stock of the Intermediate Holding Company will be owned by the Mutual Insurance Holding Company. The Stock Insurance Company will continue to perform all contractual obligations of PALIC, including those under all existing Policies. The guaranteed benefits and values, and the rights of policyholders, as described in their respective Policies, will not be reduced or altered in any way and the premiums required to be paid as specified in the Policies will not be increased or otherwise changed as a result of the Plan.

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3 In our opinion, a finding by the Insurance Commissioner that the Plan is fair and equitable to the policyholders would include the conclusion that the Plan is procedurally and substantively fair to PALIC's policyholders.

While at the Effective Time the Mutual Insurance Holding Company will own all of the outstanding voting stock of the Intermediate Holding Company, at some point after the Reorganization, equity securities of the Intermediate Holding Company may be offered to the public or to other investors. Under the Plan, the first such sale will be subject to the requirement of Section 22:1004.7 to obtain a fairness opinion with respect to the value of any such securities from an investment banking organization with experience and established credentials in the evaluation of insurance organizations. The fairness opinion requirement of Section 22:1004.7 also applies to any initial sale of stock by the Stock Insurance Company. Any sale of stock in the Intermediate Holding Company, any other intermediate holding company, or the Stock Insurance Company shall be made in accordance with the applicable provisions of Louisiana law then in effect. The Mutual Insurance Holding Company is not allowed to issue equity securities to the public or to other investors. In the Plan, PALIC stated that it has no current plans for the Intermediate Holding Company to engage in any equity offering.

Pursuant to Section 22:1004.7, any sale of stock by the Stock Insurance Company or the Intermediate Holding Company, including the initial sale but excluding stock issued directly or indirectly for ownership by the Mutual Insurance Holding Company is subject to the requirement that such securities be registered with the Insurance Commissioner pursuant to Section 22:76, which governs the registration and issuance of securities of insurance companies. All securities to be issued, including those to be issued outside of Louisiana, need to be so registered. Registration of securities pursuant to Section 22:76, as described in Section 22:76(E), involves filing with the Insurance Commissioner: (i) the name, location, and place of incorporation of the issuer; (ii) a brief description of the securities, including the amount of the issue; (iii) the amount of securities to be offered in Louisiana; (iv) the par value; (v) the price at which securities will be offered to the public; (vi) a description of how the proceeds will be used, including a description of commissions (which may not exceed 15%); (vii) a copy of the circular or prospectus; and (viii) any other information that the Insurance Commissioner may require.[4]

The filing of such documents in the Office of the Insurance Commissioner shall, after authorization by the Insurance Commissioner, constitute the registration of the securities. The Insurance Commissioner has the discretion to refuse registration of securities if, in the opinion of the Insurance Commissioner, the

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[4] This application process is similar to that required under Iowa law, which has an application process for the approval of sales of the shares of the capital stock of a reorganized domestic insurance company or an intermediate holding company, subject to the approval of the Division of Insurance. See National Travelers Life Company (publicly available December 29, 1999) ("National Travelers"). See Iowa Admin. Code, Section 191-46.10(6).

information provided in the circular or prospectus is or has become misleading, incorrect, inadequate or incomplete, or the sale of the security may tend to work a fraud.

In addition, pursuant to Section 22:76(F), the Insurance Commissioner may revoke a previously approved registration if the issuer: (i) is insolvent; (ii) has violated Section 22:76 governing stock sales; (iii) has engaged or is about to engage in a fraudulent transaction; (iv) is dishonest or has made fraudulent representations in any circular or other literature; (v) is of bad business repute; (vi) does not conduct business in accordance with the law; (vii) the affairs of issuer are in unsound condition; or (viii) the enterprise or business of the security offered is not based on sound business principles.

After the Reorganization, each owner of a Policy will have (i) a Stock Insurance Company insurance policy and (ii) a membership interest in the Mutual Insurance Holding Company. Under the MIHC Law and the Plan, the interests of members of the Mutual Insurance Holding Company will be substantially the same as those they had as members of PALIC, consisting principally of the right to vote on the election of directors of the mutual company, which will be the Mutual Insurance Holding Company, the right to receive distributions of surplus from the Mutual Insurance Holding Company in the event of the dissolution or liquidation of the Mutual Insurance Holding Company, and the right to receive compensation in the event of a demutualization of the Mutual Insurance Holding Company. Under Article 9.1 of the Articles of Incorporation of the Mutual Insurance Holding Company, the Mutual Insurance Holding Company may not pay member dividends or make distributions or payments of income or profits to members, except as provided in Article 9.2 governing distributions in the case of dissolution or liquidation and except as otherwise approved by the Commissioner.

The Plan provides that owners of Policies issued or assumed by the Stock Insurance Company after the Effective Time will automatically become members of the Mutual Insurance Holding Company pursuant to the MIHC Law and the Plan. The members of the Mutual Insurance Holding Company will elect the board of directors of the Mutual Insurance Holding Company (the "MIHC Board of Directors") and vote on any plan of merger or consolidation of the Mutual Insurance Holding Company. This conversion will not effect a change in the percentage of voting rights.

Membership in the Mutual Insurance Holding Company will cease when a Policy from which membership derives is no longer owned or no longer remains in force. Furthermore, a membership interest will not be transferable separate from a Policy. This is the same way that a membership interest in PALIC operates today and thus there will be no change. Certificates evidencing membership interests will not be issued to owners of Policies, but, instead, a list of members will be maintained on the books and records of the Mutual Insurance Holding Company.

The following aspects of the Reorganization also create a continuity of membership interest:

(i) under the by-laws of the Mutual Insurance Holding Company, members of the Mutual Insurance Holding Company will have substantially the same rights with respect to notice of proposed business at meetings, notice of election of directors and nomination of directors of the Mutual Insurance Holding Company as members of PALIC have currently with respect to PALIC;

(ii) under the by-laws of the Mutual Insurance Holding Company, provisions for notice of member meetings of the Mutual Insurance Holding Company will be largely identical to such requirements for PALIC currently;

(iii) under the by-laws of the Mutual Insurance Holding Company, the quorum at member meetings for the Mutual Insurance Holding Company will be the same as the quorum at current PALIC meetings; and

(iv) under Section 22:1004.1(D), each policyholder of PALIC will be entitled to one vote on matters coming before meetings of the Mutual Insurance Holding Company, which will not effect a change in the percentage of voting rights.

A mutual insurance holding company and an intermediate holding company are subject to regulation by the Insurance Commissioner at a level substantially equivalent to that of a domestic insurance company incorporated in Louisiana. The ability to engage in non-insurance activities of the Mutual Insurance Holding Company will be subject to regulatory oversight by the Louisiana Department of Insurance at a level substantially equivalent to that of a Louisiana domestic mutual insurer and will be subject to the following statutory requirements which are substantially equivalent to the regulatory requirements imposed on a Louisiana domestic insurer, including a domestic mutual insurer:

(i) The Insurance Commissioner will retain jurisdiction over the Mutual Insurance Holding Company. Section 22:1004.2(B).

(ii) Mergers of or acquisitions of or by the Mutual Holding Company, Intermediate Holding Company or the Stock Insurance Company are subject to a level of regulation by the Insurance Commissioner that is substantially equivalent to the level of regulation applicable to a Louisiana domestic mutual insurer. None of the Mutual Insurance Holding Company, the Intermediate Holding Company, or the Stock Insurance Company may acquire control of, or merge with, any Louisiana domestic insurer after the Reorganization without the approval of the Insurance Commissioner. Section 22:1004(A). None of the Mutual Insurance Holding Company, Intermediate Holding Company, or the Stock Insurance Company may acquire control of a non-domestic insurer without the approval of the insurance commissioner in the non-domestic insurer's state of domicile. No party may acquire control of the Mutual Insurance Holding Company, Intermediate Holding Company or the Stock Insurance Company without approval of the Insurance Commissioner. Section 1004(A).

(iii) The Insurance Commissioner will have the authority to examine the records, books or other information and papers in the possession of the Mutual Insurance Holding Company, the Intermediate Holding Company and the Stock Insurance Company in order to ascertain the financial condition of the Stock Insurance Company or to determine compliance with the MIHC Law. Section 22:1007(A).

(iv) The Mutual Insurance Holding Company will be considered an insurer for purposes of the conservation, rehabilitation and liquidation of the Stock Insurance Company in the same manner as a domestic life insurance company, and the Mutual Insurance Holding Company's assets are available to satisfy claims of policyholders of the Stock Insurance Company in a liquidation in the same manner as a domestic life insurance company. See Section 22:1004.5. This treatment is similar to the treatment of mutual insurance holding companies in the context of conservation, rehabilitation and liquidation under Iowa law. See also National Travelers. The Mutual Insurance Holding Company may not voluntarily dissolve without the approval of the Insurance Commissioner or pursuant to the order of a district court. Section 22:1004.5.

(v) In the event the Stock Insurance Company is liquidated, the assets of the Mutual Insurance Holding Company, including its shareholding interest in the Intermediate Holding Company, will be available to the Stock Insurance Company to the extent necessary to satisfy obligations to policyholders. See Section 22:1004.5. This treatment is similar to the treatment of mutual insurance holding companies in the context of conservation, rehabilitation and liquidation under Iowa law. See also National Travelers.

(vi) Louisiana has enacted a statute substantially similar to the model Insurance Holding Company System Regulatory Act of the National Association of Insurance Commissioners (the "Louisiana Insurance Holding Company Act"), which regulates the acquisition of control of an insurer and certain other transactions between affiliates in a holding company system. Provisions of that statute apply to transactions occurring between the Mutual Insurance Holding Company, the Intermediate Holding Company and the Stock Insurance Company. Pursuant to the Louisiana Insurance Holding Company Act, certain transactions between the Stock Insurance Company and the affiliates in its holding company system may not be entered into unless notice has been given to the Insurance Commissioner in writing at least 30 days in advance and the Insurance Commissioner has not disapproved such transaction within that period. The Insurance Commissioner must disapprove any such transaction if it is not fair and reasonable. The transactions requiring such notice include: (a) sales, purchases, exchanges, loans or extensions of credit, guarantees or investments that are equal to or exceed 3% of the Stock Insurance Company's admitted assets as of December 31st of the preceding year; (b) management agreements, cost-sharing arrangements and service contracts; and (c) any other material transactions specified by rule that the Insurance Commissioner has determined may adversely affect the interests of an insurer's policyholders. Section 22:1006.

(vii) The Mutual Insurance Holding Company must own, directly or indirectly through an intermediate holding company, not less than a majority of the voting shares of the capital stock of the Stock Insurance Company. Section 22:1004.4(A).

(viii) The Stock Insurance Company will be required to submit annual reports regarding the capital structure, general financial condition, ownership, and management of itself and any person controlling the Stock Insurance Company, including the Mutual Insurance Holding Company. Section 22:1005.

(ix) The Mutual Insurance Holding Company and/or the Stock Insurance Company will be subject to any additional regulations or orders the

Insurance Commissioner may adopt in order to carry out the provisions of the MIHC Law. Section 22:1009.

In addition to the limitations described above, under the MIHC Law, the Mutual Insurance Holding Company may not transact the business of insurance. Moreover, the Mutual Insurance Holding Company will be subject to restrictions on the ability of the Intermediate Holding Company to issue stock to persons other than the Mutual Insurance Holding Company. First, under the MIHC Law and the Plan, the Mutual Insurance Holding Company must always hold a majority of the voting power of the Intermediate Holding Company so that it will always control, directly or indirectly, a majority of the voting shares of the Stock Insurance Company. Section 22:1004.4(A). Second, under the MIHC Law and the Plan, any initial offering of shares of the Intermediate Holding Company or the Stock Insurance Company is subject to the requirement of obtaining a fairness opinion with respect to the value of the stock to be issued from an investment banking organization with experience and established credentials in the evaluation of insurance organizations. Section 22:1004.7.

IV. Discussion

A. Registration Under the Securities Act

Applying the test developed in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) ("Howey"), and its progeny, it is our opinion that the membership interests in the Mutual Insurance Holding Company received by existing members of PALIC in connection with the Reorganization and created from time to time after the Reorganization by virtue of the issuance or assumption via assumption reinsurance, which is the transfer of a portfolio of premiums or outstanding loss reserves to a reinsurer, of a Policy by the Stock Insurance Company would not constitute the offer or sale of a "security" as that term is defined in Section 2(a)(1) of the Securities Act.[5] We note that the Staff has previously taken no-action positions involving this issue in the context of reorganization transactions similar to that contemplated by PALIC. See Employers Insurance Company of Nevada, A Mutual Company (publicly available December 2, 2004) ("EICN"); Millers Mutual Insurance Association (publicly available February 20, 2003) ("Millers Mutual "); Milwaukee Mutual Insurance Company (publicly available January 30, 2003) ("Milwaukee Mutual"); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001) ("First Nonprofit "); National Travelers; Woodmen; American Republic Insurance Company (publicly available December 23, 1999) ("American Republic"); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999) ("Security

[5] We note that membership interests in a mutual insurance holding company are not securities under Louisiana law. See Section 22:1004.6.

Mutual"); Trustmark Insurance Company (publicly available August 25, 1999) ("Trustmark"); Mutual Trust Life Insurance Company (publicly available August 4, 1999) ("Mutual Trust"); Mutual of Omaha Insurance Company (publicly available November 27, 1998) ("Mutual of Omaha"); National Life Insurance Company (publicly available September 18, 1998) ("National Life"); Principal Mutual Life Insurance Company (publicly available June 8, 1998) ("Principal Mutual"); The Ohio National Life Insurance Company (publicly available June 5, 1998) ("Ohio National"); Security Benefit Life Insurance Company (publicly available June 3, 1998) ("Security Benefit"); The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998) ("Minnesota Mutual"); Provident Mutual Life Insurance Company (publicly available April 7, 1998) ("Provident Mutual"); FCCI Mutual Insurance Company (publicly available March 30, 1998) ("FCCI"); Ameritas Life Insurance Corporation (publicly available December 8, 1997) ("Ameritas"); Acacia Mutual Life Insurance Company (publicly available June 27, 1997) ("Acacia Mutual"); Pacific Mutual Life Insurance Company (publicly available April 17, 1997) ("Pacific Mutual"); General American Life Insurance Company (publicly available February 20, 1997) ("General American"); and American Mutual Life Insurance Company (publicly available June 13, 1996) ("American Mutual").

Section 2(a)(1) of the Securities Act, in pertinent part, defines the term "security" to include:

> "[A]ny note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights . . . or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing."

15 U.S.C. § 77b(a)(1).

A "membership interest" in a mutual insurance holding company is not included in this list of financial instruments. An instrument not listed, however, may still be deemed to be a "security" if it falls within one of the definition's two general categories, namely, an "investment contract" or an "interest or instrument commonly known as a 'security."

In Howey, 328 U.S. at 297, the Supreme Court developed a test that has been used to determine whether an instrument is an "investment contract" or an "interest or instrument commonly known as a 'security'."[6] The Supreme Court, in Reves v. Ernst & Young, 494 U.S. 56 (1990) ("Reves"), summarized the elements of the Howey test as:

> "(1) an investment; (2) in a common enterprise; (3) with a reasonable expectation of profits; (4) to be derived from the entrepreneurial or managerial efforts of others."

494 U.S. at 64 (citation omitted).

All four elements of the Howey test must be met before an instrument is deemed to constitute an "investment contract." Moreover, the issuance of membership interests in the Mutual Insurance Holding Company does not meet the first and third elements of the Howey test.

First, an investment is characterized by 'an exchange of value,' most often a monetary contribution. See Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 574-75 (10th Cir.) cert. denied, 502 U.S. 983 (1991). See also Howey, 328 U.S. at 301. A membership interest is not issued or created as the result of an 'exchange of value.' A membership interest is created only upon the purchase of a Policy. Owners of existing Policies issued or assumed by PALIC will not be required to make payments in cash or in the form of other property to become members of the Mutual Insurance Holding Company in the Reorganization. Their membership interests in the Mutual Insurance Holding Company will result from their ownership of a Policy previously issued or assumed by PALIC. Similarly, pursuant to the MIHC Law and the Plan owners of Policies issued or assumed after the Reorganization by the Stock Insurance Company will become members of the Mutual Insurance Holding Company automatically upon issuance or assumption of such Policies without the payment of cash or other property. The underwriting practices of the Stock Insurance Company will determine whether a person becomes a policyholder (and thereby a member in the Mutual Insurance Holding Company) and the premiums to be paid by the policyholder for the Policy. With respect to a Policy, any monies paid by a policyholder will be in the form of premiums paid to the Stock Insurance Company with the intent to obtain insurance coverage and not with any profit-making, profit-sharing, investment intent or

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6 While the Howey test specifically focused on "investment contracts," the Supreme Court since Howey has applied the test more broadly. See United Housing Found., Inc. v. Forman, 421 U.S. 837, 852 (1975) ("Forman") (stating the Howey test "embodies the essential attributes that run through all of the Supreme Court's decisions defining a security"); Landreth Timber Co. v. Landreth, 471 U.S. 681, 691 n.5 (1985) ("Landreth") (criticizing Forman but concluding that the Howey test applies in determining whether an interest is an "instrument commonly known as a 'security'").

expectation of profit with respect to membership in the Mutual Insurance Holding Company.[7] The membership interests in the Mutual Insurance Holding Company will also not be marketed as investments.

Furthermore, as to element number three of Howey, a membership interest does not, in our view, provide a member with any "reasonable expectation of profits" of the Mutual Insurance Holding Company. Profits are defined under the Howey test as "either capital appreciation resulting from the development of the initial investment . . . or participation in earnings resulting from the use of investors' funds. . . ." Forman, 421 U.S. at 852. Where a person is not "attracted solely by the prospects of a return' on his investment," but rather "by a desire to use or consume the item purchased," the expectation of profit element is not met. Id.

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7 The insurance policies issued by PALIC are exempt from registration under Section 3(a)(8) of the Securities Act. The 1933 House Committee Report on the Securities Act explained that the Section 3(a)(8) exemption

> "makes clear what is already implied in the act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the act. The insurance policy and like contracts are not regarded in the commercial world as securities offered to the public for investment purposes. The entire tenor of the act would lead, even without this specific exemption, to the exclusion of insurance policies from the provisions of the act, but the specific exemption is included to make misinterpretations impossible."

H.R. Rep. No. 85, 73d Cong., 1st Sess. 15 (1933). See also SEC v. Variable Annuity Life Ins. Co., 359 U.S. 65, 74 n.4 (1959) ("VALIC") (Brennan, J., concurring) (stating insurance policy exemption "just confirmatory of the policy's noncoverage under the definition of security"). Some insurance products with investment components are regulated as investment contracts because such products have elements which qualify them as "securities," such as the holder bearing substantial investment risk and expecting a profit, and the product being marketed as an investment. Such products are not issued by PALIC, a life insurance company. See VALIC, 359 U.S. at 71-73; John Hancock Mut. Life Ins. Co. v. Harris Trust & Savs. Bank, 510 U.S. 86, 101-102 (1993). See also 17 C.F.R. 230.151 ("Safe Harbor definition of certain annuity contracts or optional annuity contracts within the meaning of section 3(a)(8)"). The fact that the policyholders are members of the Mutual Insurance Holding Company while their insurance policies are written by the Stock Insurance Company does not affect the securities law treatment of the insurance policies, which are not considered securities under the Securities Act. Conventional insurance will be purchased through the Stock Insurance Company and, as a result, a policyholder by operation of law will become a Mutual Insurance Holding Company member. No "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for the membership interest, but only the insurance policy is purchased. International Bhd. of Teamsters. v. Daniel, 439 U.S. 551, 559 (1979) (noncontributory pension plan). Accordingly, conventional insurance policies available from the Stock Insurance Company and the related non-separable membership interests, which terminate when the insurance terminates, would constitute "insurance", not "securities," as those terms are commonly understood.

There is no expectation of profit with respect to the membership interests in the Mutual Insurance Holding Company. Under the Plan, the Mutual Insurance Holding Company will not be permitted to pay any dividends or make any other distributions to its members, except as approved by the MIHC Board of Directors and as directed or approved by the Insurance Commissioner, or in the event of the dissolution, liquidation or winding up and dissolution of the Mutual Insurance Holding Company. Moreover, because membership interests are not transferable independent of the Policy and are extinguished if a member is no longer a policyholder of the Stock Insurance Company, it cannot be said that there is any market for the membership interests or that they are "repurchased" at a "profit" by the Mutual Insurance Holding Company or by any other person. An owner of a membership interest has no ability to realize any profit on such interest. Rather, the membership interest is evidence of a Policy providing insurance risk protection. It has no independent value. Accordingly, a prospective policyholder will not be motivated to become a member of the Mutual Insurance Holding Company "solely by the prospects of a return" on the membership interest. Forman, 421 U.S. at 852 (citation omitted).

The membership interests also would not constitute a "security" under the criteria applied by the Supreme Court in Reves.[8] In Reves, 494 U.S. at 66, the Supreme Court noted four factors that "this Court has held apply in deciding whether a transaction involves a "security."

First, the transaction in which the instrument was received must be reviewed to assess the motivations that would prompt a reasonable seller and buyer to enter into it. See Reves, 494 U.S. at 66. "If the seller's purpose is to raise money for the general use of the business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a "security." Id.

Second, "'the plan of distribution' of the instrument" must be examined to determine "whether it is an instrument in which there is 'common trading for speculation or investment . . .'." Id.

Third, the "reasonable expectations of the investing public" must be examined. Id. In this regard, the Supreme Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general

[8] The Supreme Court in Reves considered whether promissory notes issued by a farmers' cooperative constituted "notes" under the Securities Exchange Act definition of "security." In analyzing whether a note is within the definition of security, the Supreme Court followed the "family resemblance test," which provides that a note is not a security if it bears a resemblance to notes which have been previously designated by courts as not constituting securities. See Reves, 494 U.S. at 63-67.

public. See Reves, 494 U.S. at 68 (noting that "[t]he advertisements for the notes here characterized them as 'investments' . . . and there were no countervailing factors that would have led a reasonable person to question this characterization").

Fourth, the presence of "some factor such as the existence of another regulatory scheme [which] significantly reduces the risk of the instrument . . ." must be considered. See Reves, 494 U.S. at 67.

Under the four criteria set forth in Reves for determining whether an instrument is a "security", a membership interest in the Mutual Insurance Holding Company would not constitute a security:

First, the motivation of the Mutual Insurance Holding Company in issuing membership interests to the holders of Policies is not "to finance substantial investments" through the sale of membership interests. Membership interest cannot be sold as such, and a membership interest is created as a part of the insurance policy to which it relates. In fact, the creation of the membership interests may not generate any capital for the "seller." Moreover, holders of Policies would not expect to receive a profit on account of the related membership interest.

Second, there is no "plan of distribution" of membership interests. As mentioned above, membership interests simply accompany the issuance or assumption of a Policy and cannot be transferred apart from the Policy to which they relate.[9]

Third, it is difficult to see any way that a policyholder of the Stock Insurance Company would view the membership interest in the Mutual Insurance Holding Company as anything other than an inseparable attribute of the Policy to which it attaches, as is the case today. Such a characterization is warranted for a number of reasons, including that the membership interests will not be marketed to the general public as interests which would give rise to a profit expectancy, no certificates will be issued in respect of the membership interests and, under the MIHC Law, the membership interests are not recognized as securities. See Section 22:1004.6.

Fourth, the Supreme Court in Reves stressed the significance of an alternative regulatory scheme that might reduce the risks associated with an instrument constituting a security. See Reves, 494 U.S. at 67 ("the existence of another regulatory scheme" may "significantly reduce the risk of the instrument, thereby rendering application of the Securities Acts unnecessary"); see also Marine Bank v. Weaver, 455 U.S. 551, 557-559 (1982). This factor suggests that the membership interests would not constitute securities because, as discussed in Section III hereof, the Mutual Insurance

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9 See also Forman, 421 U.S. at 851-52 (traditional characteristic of a security is negotiability).

Holding Company will be subject to extensive regulation by the Insurance Commissioner.[10]

Because the membership interests do not meet the tests articulated by the Supreme Court in Howey and Reves for determining that an instrument is a security under Section 2(a)(1) of the Securities Act, it is our opinion that the membership interests will not be considered securities under the Securities Act.[11] Under the circumstances described above, it is appropriate for the Staff to take a position similar to that taken in numerous past no-action letters issued by the Staff, including EICN, Millers Mutual, Milwaukee Mutual, First Nonprofit, National Travelers, Woodmen, American Republic, Security Mutual, Trustmark, Mutual Trust, Mutual of Omaha, Principal Mutual, Ohio National, Security Benefit, Minnesota Mutual, Provident Mutual, FCCI, Ameritas, Acacia Mutual, Pacific Mutual, General American and American Mutual.

B. Registration Under the Securities Exchange Act

It is our opinion, based upon the foregoing facts and the analyses set forth herein, that the Mutual Insurance Holding Company would not, upon consummation of the Reorganization, be subject to the registration requirements of the Securities Exchange Act. Our opinion is based upon our determination that, as discussed above, the membership interests in the Mutual Insurance Holding Company should not be classified as "securities" under the Federal securities laws, either before or after the Reorganization.

Under Section 12(g) of the Securities Exchange Act and the rules promulgated thereunder, certain "issuers" with total assets exceeding $10,000,000 and a class of "equity securities" held of record by 500 or more persons as of the end of the most recent fiscal year must register under the Securities Exchange Act. 15 U.S.C. § 77L(g)(1)(8). The definition of "security" under the Securities Exchange Act "is virtually identical" to the definition under the Securities Act. See Forman, 421 U.S. at

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10 The Reves test itself does not necessarily require the existence of a regulatory regime, but only "some factor," such as a regulatory regime, that will reduce the risk of the instrument. Reves, 494 U.S. at 66. We further note in this regard that in other cases and no-action letters interpreting the term "security" the Supreme Court and the Staff have not required the existence of another regulatory scheme in characterizing whether the instrument at hand was a security. See, e.g., SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344 (1943); Forman, 421 U.S. 837; Dairyman, Inc. (publicly available Jan. 29, 1993), 1993 WL 33275 (S.E.C.).

11 The inclusion of the Intermediate Holding Company as an intermediate stock holding company does not affect our opinion that the membership interests are not securities. Such inclusion has no economic effect on the owners of the membership interests or any effect on the reasonable expectations of policyholders in receiving such interests.

847 n.12 (citing Tcherepnin v. Knight, 389 U.S. 332, 335-336, 342 (1967)); see also Reves, 494 U.S. at 61 n.1; Landreth, 471 U.S. at 686 n.1. For the same reasons set forth in the discussion of the Securities Act above, it is our opinion that the membership interests are not securities under the Securities Exchange Act. We therefore are of the opinion that the Mutual Insurance Holding Company will not issue, and does not intend to issue, a security, and, accordingly, will not be subject to the registration requirements of Section 12(g) of the Securities Exchange Act.

V. Conclusion

Based on the foregoing, we request that the Staff confirm that it will not recommend any enforcement action to the Commission if (i) in connection with the Reorganization, the membership interests of PALIC's members are extinguished and such members immediately become members of the Mutual Insurance Holding Company and (ii) after the Effective Time, owners of Policies issued or assumed by the Stock Insurance Company automatically by operation of law become members of the Mutual Insurance Holding Company, in each case without registration of the membership interests in the Mutual Insurance Holding Company under the Securities Act or the Securities Exchange Act.

Because of the importance of the Reorganization to PALIC, we would appreciate hearing from the Staff at its earliest convenience. In the event you anticipate formulating a response not consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to any final decision. If you should have any questions or would like additional information, please telephone me at (212) 424-8667 or Vladimir Nicenko at (212) 424-8710.

Very truly yours,



John M. Schwolsky

cc: Patrick Fraizer, Esq., General Counsel, Pan-American Life Insurance Company
Cynthia R. Shoss, Esq., LeBoeuf, Lamb, Greene & MacRae LLP
Vladimir Nicenko, Esq., LeBoeuf, Lamb, Greene & MacRae LLP

EXHIBIT A

ORGANIZATIONAL STRUCTURE OF PALIC BEFORE AND IMMEDIATELY AFTER THE REORGANIZATION

Before Reorganization



Membership
Interests
PALIC
Policyholders
Contract Rights

After Reorganization



PALIC
Mutual
Holding
Membership
Interests
100% of
Voting
Stock
Pan-American
Life Insurance
Group
Policyholders
100% of
Voting
Stock
Contract
Rights
Reorganized
PALIC

EXHIBIT B

SECTIONS 22:76, 22:820, 22:1001 – 1015 OF THE LOUISIANA REVISED STATUTES

INSource on the Web

Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part III -- DOMESTIC STOCK INSURERS

R.S. 22:76

Stock sales

All sales of stock as defined in this Section shall be made in accordance with the following regulations:

A. When used in this Section, the following terms shall have the following respective meanings:

(1)(a) "Security" as used in this Section shall include any insurance stock, note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit- sharing agreement, collateral-trust certificate, preorganization certificate or certificate of deposit for security, any certificate of deposit, or group or index of securities, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing issued by an insurance company, an investment, or holding company with a stated purpose, either by charter or prospectus, of forming an insurance company.

(b) For the purpose of this Section, security shall not mean any insurance or endowment policy or annuity contract under which any insurance company promises to pay a fixed number of dollars either in a lump sum or periodically for life or some other specified period nor any variable life or annuity contract as provided for in and regulated by this Title and issued by a life insurance company licensed to do business in the state of Louisiana.

(2) "Person" shall include a natural person, a corporation created under the laws of this state, or of any other state, country, sovereignty, or political subdivision thereof, a partnership, an association, a joint stock company and any unincorporated association or organization.

(3) "Sale" or "Sell" shall include every disposition, or attempt to dispose of a security as defined in this Section or interest in such a security for value. Any security as defined in this Section given or delivered with, or as a bonus on account of, any purchase of such securities or any other thing, shall be conclusively presumed to constitute a part of the subject of such purchase and to have been sold for value. "Sale" or "sell" shall also include an exchange, an attempt to sell, an option of sale, a solicitation of a sale, a subscription of an offer to sell, directly or by an agent, or a circular, letter, advertisement or otherwise, except an isolated transaction in which any security as defined in this Section is sold, offered for sale or delivery by the owner not being made in the course of repeated and successive transactions of a like character by such owner, provided the owner is not the underwriter of such security.

(4) "Dealer" shall include every person, or investment counsel or investment counsellor, as those terms are generally used, other than a salesman, as hereinafter defined, who in this state engages either for all or part of his time, directly or through an agent in the business of selling any securities as defined in this Section issued by another person or purchasing or otherwise acquiring such securities from another for the purpose of re-selling them or of offering them for sale to the public, or offering, buying, selling or otherwise dealing or trading in such securities as principal or agent for a commodity or commission or at a profit, or who deals in futures or differences in

market quotations of prices or values of any such securities; provided that the word "dealer" shall not include a person having no place of business in this State who sells or offers to sell securities exclusively to brokers or dealers actually engaged in buying and selling such securities as a business.

(5) "Issuer" shall mean and include every person who proposes to issue, has issued or who shall hereafter issue any security as defined in this Section. Any person who acts as a promoter for and on behalf of a corporation, unincorporated association or partnership of any kind, formed or to be formed, shall be deemed to be an issuer.

(6) "Salesman" shall include every natural person, including insurance agents, other than a dealer, employed or appointed or authorized by a dealer or issuer to sell securities as defined in this Section in any manner in this state. The partners of a partnership and the executive officers of a corporation or other corporate entity or association registered as a dealer shall not be salesmen within the meaning of this definition.

(7) "Broker" shall mean dealer as herein defined.

(8) "Agent" shall mean salesman as herein defined.

(9) "Commissioner" shall mean the commissioner of insurance of the State of Louisiana.

B. Exempt securities.

Except as hereinafter otherwise expressly provided, the provisions of this Section shall not apply to any of the following classes of securities:

(1) Securities appearing in any list of securities dealt in on the New York or American Stock Exchange, and which securities have been so listed pursuant to official authorization by such exchange, and also all securities senior to any securities so listed, or represented by subscription rights which have been so listed or evidences of indebtedness guaranteed by companies, any stock of which is so listed, such securities to be exempt only so long as such listing shall remain in effect. The commissioner shall have the power to deny this exemption with reference to any particular security listed on any such exchanges, by order published in such manner as the commissioner shall find proper.

(2) Securities appearing in any list of securities dealt in on any other recognized and responsible stock exchange which has been previously approved by the commissioner, and which securities have been so listed pursuant to official authorization by such exchange, and also all securities senior to any securities so listed, or represented by subscription rights which have been so listed, or evidences of indebtedness guaranteed by companies any stock of which is so listed, such securities to be exempt only so long as such listing shall remain in effect. The commissioner shall have power at any time to withdraw approval theretofore granted by him to any exchange, and upon such withdrawal no security listed on such exchange shall be entitled to the benefit of such exemption, unless such security is also listed upon an exchange mentioned in Paragraph (1) of this Subsection, and has not been denied this exemption by the commissioner as provided in said Paragraph (1) of this Subsection.

(3) Any security, other than common stock, providing for a fixed return which has been outstanding and in the hands of the public for a period of not less than five years, upon which no default in payment of principal or failure to pay the return fixed, has occurred for a continuous immediately preceding period of five years.

C. Except as hereinafter expressly provided, the provisions of this Section shall not apply to the sale of any security in any of the following transactions:

(1) At any judicial, executor's, administrator's, tutor's, curator's or liquidator's sale, or at any sale by a receiver, syndic, or trustee in insolvency or bankruptcy.

(2) By or for the account of a pledge holder or mortgagee selling or offering for sale or delivery in the ordinary course of business, and not for the purpose of avoiding the provisions of this Section, to liquidate a bona fide debt, a security pledged in good faith as security for such debt.

(3) An isolated transaction in which any security is sold, offered for sale, subscription or delivery by the owner thereof, or by his representative for the owner's account, such sale or offer for sale, subscription or delivery not being made in the course of repeated and successive transactions of a like character by such owner, or on his account by such representative, and such owner or representative not being the underwriter of such security.

(4) The distribution by a corporation, actively engaged in the business authorized by its charter, of securities to its stockholders or other security holders as a stock dividend or other distribution out of earnings or surplus; or the issuance of securities to the security holders or other creditors of a corporation in the process of a bona fide reorganization or liquidation of such corporation made in good faith and not for the purpose of avoiding the provisions of this Section, either in exchange for the securities of such security holders or claims of such creditors or partly for cash and partly in exchange for the securities or claims of such security holders or creditors; or the issuance of additional capital stock of a corporation sold or distributed by it among its own stockholders exclusively, where no commission or other remuneration is paid or given directly or indirectly in connection with the sale or distribution of such increased capital stock.

(5) The transfer or exchange by one corporation to another corporation of their own securities in connection with a consolidation or merger of such corporations, or in the exchange of outstanding shares for a greater or smaller number of shares of the same corporation.

(6) The sale, transfer or delivery of any securities to any bank, savings institution, trust company, insurance company or to any corporation or to any broker or dealer; provided, that such broker or dealer is actually engaged in buying and selling securities as a business.

(7) The sale by a registered dealer, acting either as principal or agent of securities theretofore sold and distributed to the public, provided that:

(a) Such securities are sold at prices reasonably related to the current market price thereof at the time of sale, and if such registered dealer is acting as agent, the commission collected by such registered dealer on account of the sale thereof is not in excess of usual and customary commissions collected with respect to securities and transactions having comparable characteristics; and

(b) Such securities do not constitute an unsold allotment to or subscription by such dealer as a participant in the distribution of such securities by the issuer or by or through an underwriter; and

(c) Either Moody's, Standard and Poor's, or Fitch securities manuals, or any other recognized securities manuals approved by the commissioner of insurance, contain the names of the issuer's officers and directors, a balance sheet of the issuer as of a date not more than 18 months prior to the date of such sale, and a profit and loss statement for either the fiscal year preceding that date or the most recent year of operations.

The commissioner may revoke the exemption afforded by this Subsection with respect to any securities by issuing an order to that effect if he finds that the further sale of such securities in this state would work or tend to work a fraud on purchasers thereof.

D. No insurance securities or securities in an investment or holding company with a stated purpose, either by charter or prospectus, of forming an insurance company shall be sold within this state unless such securities have been registered as hereinafter defined. Registration of stocks as defined in this Section, shall be deemed to include the registration of rights to subscribe to such stock if the statement under Subsection E of this Section required for registration of such stock includes any provision that such rights are to be issued. A record of the registration of insurance securities or securities in an investment or holding company as hereinabove defined shall be kept in a register of securities to be kept in the office of the commissioner, in which register shall also be recorded any orders entered by the commissioner with respect to such securities. Such registration, and all information with respect to the securities registered in accordance with this Section, shall be open to public inspection.

The commissioner of insurance shall have the right to adopt such rules and regulations as he may deem necessary to carry out the purposes of this Section.

The commissioner of insurance may take depositions, compel production of books and records, subpoena witnesses or documentary evidence, administer oaths and examine under oath any individual relative to the sale of securities as defined in this Section. Any person who testifies falsely or makes any false affidavit during the course of such an examination under this Section shall be guilty of perjury.

E. Securities as defined in this Section shall be registered by the filing of the issuer, or of any dealer registered with the office of the commissioner of insurance, in the office of the commissioner with respect to such securities of the following:

(1) Name of issuer, location, and, if incorporated, place of incorporation.

(2) A brief description of the security, including amount of the issue.

(3) Amount of securities to be offered in the State.

(4) The par value, the price at which the securities are to be offered for sale to the public, and a statement as to how the proceeds are to be used, including commissions to be paid, which commissions, however, shall in no event exceed fifteen (15%) percent.

(5) A copy of the circular or prospectus to be used by the issuer or dealer for the public offering.

(6) Any other information or documents required by the commissioner of insurance.

Every statement required to be filed with the commissioner under any of the provisions of this Section shall be transmitted by United States mail, and the commissioner shall never receive nor shall he be authorized to receive or accept for filing any statement or documents transmitted to him by any mode other than by United States mail.

The filing of such statement and documents in the office of the commissioner, and the payment of the fee hereinafter provided, shall, after being authorized by the commissioner, constitute the registration of such securities. Upon such registration, such securities may be sold in this state by any registered dealer, subject, however, to the further order of the commissioner as hereinafter provided. Every registration under this Section for an insurance company on primary issues of stock shall expire in accordance with the statutory provisions of R.S. 22:73. Every registration under this Section for an investment or holding company, or on issued and outstanding shares of stock of an insurance company, shall expire on December 31st of each year, but new registrations for the succeeding period or succeeding year, as the case may be, shall be issued upon written application and upon payment of the fee as hereinafter provided.

If, at any time in the opinion of the commissioner, the information contained in the statement, circular or prospectus filed is, or has become, misleading, incorrect, inadequate or incomplete, or the sale or offering for sale of the security as defined in this Section may work or tend to work a fraud, the commissioner may require from the person filing such statement such further information as may in his judgment be necessary to establish the classification of such security as claimed in said statement, or to enable the commissioner to ascertain whether other steps should be taken and the registration rejected or revoked on any ground hereinafter specified, and the commissioner may refuse to register or suspend the right to sell such security pending further investigation by entering an order specifying the grounds for such action, and by notifying by mail, or personally, or by telephone confirmed in writing, or by telegraph, the person filing such a statement and documents, and every registered dealer who shall have notified the commissioner of an intention to sell such security. The refusal to furnish information required by the commissioner within a reasonable time to be fixed by the commissioner may be a proper ground for the entry of such order of suspension. The commissioner shall notify every registered dealer of such order and upon the entry of any such order of suspension no further sales of such security shall be made until the further order of the commissioner.

In the event of the entry of such order of rejection or suspension, the commissioner shall, upon request, give a prompt hearing in accordance with Part XXIX of this Code to the parties interested. If no hearing is requested within a period of twenty (20) days from the entry of such order, or, if upon such hearing the commissioner shall determine that any such security is not entitled to registration under this Section, or that the sale thereof should be revoked on any ground hereinafter specified, he shall enter a final order prohibiting sales of such security, with his findings with respect thereto. Until the entry of such final order, the rejection or suspension of the right to sell, though binding upon the persons notified thereof, shall be deemed confidential, and shall not be published, unless it shall appear that the order of suspension has been violated after notice. Appeals from such final order may be taken as hereinafter provided. If, however, upon such hearing the commissioner shall find that the security being offered for sale will neither be fraudulent nor result in fraud, he shall forthwith enter an order revoking such order of suspension and such security shall be restored to its status as a security registered under this Section as of the date of such order of suspension.

At the time of filing the statement and documents hereinabove enumerated, and upon re-registration, the applicant shall pay to the commissioner a fee of one-twentieth (1/20) of one (1%) percentum of the aggregate price of such securities to be sold in this state, for which the applicant is seeking registration, but in no case shall such fee be less than twenty-five dollars ($25.00) or more than two hundred dollars ($200.00). The commissioner of insurance is authorized to withhold the funds collected under this Section to defray the expenses actually and necessarily incurred by him for salaries and expenses in carrying out the purposes of this Section.

F. Revocation of registration of securities as defined in this Section. The commissioner may revoke the registration of any security as defined in this Section by entering an order to that effect, with his findings in respect thereto, if upon the examination into the affairs of the issuer, it shall appear that the company:

(1) Is insolvent, or

(2) Has violated any of the provisions of this Section, or any order of the commissioner of which such issuer has notice, or any of the rules and regulations adopted by the commissioner of insurance under this Section, or

(3) Has been or is engaged or is about to engage in a fraudulent transaction, or

(4) Is in any other way dishonest or has made any fraudulent representations in any prospectus or in any circular or other literature that has been distributed concerning the issuer or its securities, or

(5) Is of bad business repute, or

(6) Does not conduct its business in accordance with law; or

(7) That the affairs of the insurance company or other company issuing such securities are in an unsound condition, or

(8) That the enterprise or business or the security offered is not based upon sound business principles.

In making such examination, the commissioner shall have access to and may compel the production of all the books and papers of such insurance company or other company issuing such securities, subpoena witnesses, and administer oaths to and examine the officers of such issuer, or any expert, whose statement was filed by any issuer in connection with an application, or any other person connected therewith as to its business and affairs, and may also require a balance sheet exhibiting the assets and liabilities of any such insurer or its income statement, or both, to be certified to by a public accountant either of this state, or of any other state approved by the commissioner. The commissioner may also require that any statement made on the authority of any expert be verified by another expert to be selected by the commissioner.

Whenever the commissioner may deem it necessary, he may also require such balance sheets or income statements or statements of experts to be made more specific in such particulars as the commissioner of insurance shall point out, or to be brought down to the latest practicable date.

If any issuer of securities as defined in this Section shall refuse to permit an examination to be made by the commissioner, or if it should refuse or fail to cause, at its own expense, any statement or valuation required to be made by an expert to be verified by another expert selected by the commissioner, it shall be proper ground for revocation of registration.

If the commissioner shall deem it necessary, he may enter an order suspending the right to sell such securities pending any investigation provided that the order shall state the grounds for taking such action.

Notice of the entry of such order shall be given by mail, or personally, or by telephone confirmed in writing, or by telegraph, to the issuer of such securities, which company shall in turn notify every registered dealer.

Before an order is made final, the insurance company or other issuer applying for registration shall on application be entitled to a hearing, and after such hearing the commissioner shall notify it of the final ruling on the matter.

G. Consent to service. Upon any application for registration where the issuer is not domiciled in this state, there shall be filed with such application the irrevocable written consent of the issuer that in suits, proceedings and actions growing out of the violation of any provision of this Section, the service on the commissioner of any notice, process or pleadings therein, authorized by law, shall be as valid and binding as if due service had been made on the issuer. Any such action shall be brought either in the parish of the plaintiff's domicile or in the parish of East Baton Rouge. Said written consent shall be authenticated by the seal of said issuer, if it has a seal, and by the acknowledged signature of a member of the co-partnership or company, or by the acknowledged signature of any officer of the incorporated or unincorporated association, if it be an incorporated or unincorporated association, duly authorized by resolution of the board of directors, trustees or managers of the corporation or association, and shall in such case be accompanied by a duly certified copy of the resolution of the board of directors, trustees or managers of the corporation or association authorizing the officers to execute same. In case any process or pleadings mentioned in this Section are served upon the commissioner, it shall be by duplicate copies, one of which shall be filed in the office of the commissioner and another immediately forwarded by the commissioner by registered mail to the principal office of the issuer against which said process or pleadings are directed.

H. Registration of dealers and salesmen. No dealer or salesman shall engage in business in this State as such dealer or salesman or sell any securities as defined in this Section unless he has been registered as a dealer or salesman in the office of the commissioner pursuant to the provisions of this Section.

An application for registration, in writing, shall be sent by United States mail to the commissioner to be filed in the office of the commissioner in such form as the commissioner may prescribe, duly verified by oath, which shall state the principal place of business or office of the applicant, wherever situated, and the location of the principal office and all branch offices in this state, if any, the name or style of doing business, the names, residence and business addresses of all persons interested in the business as principals, co-partners, officers and directors, specifying as to each his capacity and title, the general plan and character of business and the length of time the dealer has been engaged in business. The commissioner may also require such additional information as to the applicant's previous history, record and association as he may deem necessary to establish the good repute in business of the applicant.

There shall be filed by each dealer with such application for registration, where such dealer is not domiciled in this state, an irrevocable written consent of the dealer that in all suits, proceedings or actions growing out of the violation of any provision of this Section, the service on the commissioner of any notice, process or pleading therein authorized by the laws of this state, shall be as valid and binding as if due service had been made on the dealer. The place for bringing any such action and the manner in which the written consent shall be authenticated are the same as outlined in Subsection G hereof.

If the commissioner shall find that the applicant is of good repute and has complied with the provisions of this Section, including the payment of the fee hereinafter provided, he shall register such applicant as a dealer.

Upon the written application of a registered dealer and general satisfactory showing as to good character and the payment of the proper fee, the commissioner shall register as a salesman of such dealer such natural person as the dealer may request. Such registration shall cease upon the termination of the employment of such salesman by such dealer.

The names and addresses of all persons approved for registration as dealers or salesmen and all orders with respect thereto shall be recorded in a register of dealers and salesmen kept in the office of the commissioner, which shall be open to public inspection. Every registration under this Section shall expire on December 31st of each year, but new registrations for the succeeding year shall be issued upon written application and upon payment of the fee as hereinafter provided, without filing of further statements or furnishing any further information, unless specifically required by the commissioner. Applications for renewals must be made not less than thirty days nor more than sixty days before the first day of the ensuing year, otherwise they shall be treated as original applications.

The fee for such registration and for each annual renewal shall be fifty dollars in the case of dealers and ten dollars in the case of salesmen. The commissioner of insurance is authorized to withhold the funds collected under this Section to defray the expenses actually and necessarily incurred by him for salaries and expenses in carrying out the purposes of this Section.

Changes in registration occasioned by changes in the personnel of a partnership or in the principals, co-partners, officers or directors of any dealer may be made from time to time by written application setting forth the facts with respect to such change.

Any issuer of a security as defined in this Section required to be registered under the provisions of this Section, selling such securities except in exempt transactions as herein defined shall be deemed a dealer within the meaning of this Section and required to comply with all the provisions hereof.

I. Revocation of dealers' and salesmen's registration.

Registration under Subsection H hereof may be refused or any registration granted may be revoked by the commissioner if after a reasonable notice and a hearing the commissioner determines that such applicant or registrant so registered:

(1) Has violated any provision of this Section or any regulation made hereunder, or

(2) Has made a material false statement in the application for registration, or

(3) Has been guilty of a fraudulent act in connection with any sale of securities as defined in this Section, or has been or is engaged or is about to engage in making fictitious or pretended sales or purchases of any such securities or has been or is engaged or is about to engage in any practice or sale of such securities which is fraudulent or in violation of the law, or

(4) Has demonstrated his unworthiness to transact the business of dealer or salesman.

In cases of charges against a salesman notice thereof shall also be given the dealer employing such salesman.

Pending the hearing the commissioner shall have the power to order the suspension of such dealer's or salesman's registration, provided such order shall state the cause for such suspension, and provided further, that such hearing shall be held within ten days from the date of such suspension. Failure of the commissioner to hold such a hearing within such time shall constitute complete restoration of the registration of the dealer or salesman involved.

Until the entry of a final order the suspension of such dealer's registration, though binding upon the persons notified thereof, shall be deemed confidential, and shall not be published unless it shall appear that the order of suspension has been violated after notice.

In the event the commissioner determines to refuse or to revoke a registration as hereinabove provided, he shall enter a final order therein with his findings on the register of dealers and salesmen; and suspension or revocation of the registration of a dealer shall also suspend or revoke the registration of all his salesmen.

It shall be sufficient cause for refusal or cancellation of registration in case of a partnership or corporation or any unincorporated association, if any member of a partnership or any officer or director of the corporation or association has been guilty of any act or omission which would be cause for refusing or revoking the registration of an individual dealer or salesman.

J. Escrow agreement. If the statement containing information as to insurance securities which are required to be registered shall disclose that any such insurance securities shall have been or shall be intended to be issued for any organization or promotion fees or expenses, the amount and nature thereof shall be fully set forth and the commissioner may require that such insurance securities so issued in payment for organization or promotion fees or expenses shall be delivered in escrow to the commissioner or other depository satisfactory to the commissioner under an escrow agreement that the owners of such insurance securities shall not be entitled to withdraw such insurance securities from escrow until all other stockholders who have paid for their stock in cash shall have been paid a dividend or dividends aggregating not less than six percent, shown to the satisfaction of said commissioner to have actually been earned on the investment in any stock so held, and in case of dissolution or insolvency during the time such insurance securities are held in escrow, the owners of such insurance securities shall not participate in the assets until after the owners of all other securities shall have been paid in full.

K. Injunctions. Whenever it shall appear to the commissioner, either upon complaint or otherwise, that in the issuance, sale, promotion, negotiation, advertisement or distribution of any securities as defined in this Section within this state, any person:

(1) Shall have employed or employs, or is about to employ any device, scheme or artifice to defraud or for obtaining money or property by means of any false pretense, representation or promise, or

(2) Shall have made, makes or attempts to make in this state fictitious or pretended purchases or sales of securities as defined in this Section, or

(3) Shall have engaged in or engages in or is about to engage in any practice or transaction or course of business relating to the purchase or sale of securities as defined in this Section:

(a) Which is in violation of law, or in violation of any of the rules and regulations adopted by the commissioner of insurance under this Section, or

(b) Which is fraudulent, or

(c) Which is operated, or which would operate, as a fraud upon the purchaser; any one or all of which devices, schemes, artifices, fictitious or pretended purchases or sales of securities as defined in this Section, practices, transactions and courses of business are hereby declared to be and are hereinafter referred to as fraudulent practices, or

(4) Is acting as a dealer or salesman within this state without being duly registered as such dealer or salesman as provided in this Section, the commissioner may investigate, and whenever he shall believe from evidence satisfactory to him:

(a) That any such person has engaged in, is engaged in or is about to engage in any of the practices or transactions hereinabove referred to as and declared to be fraudulent practices, or

(b) Is selling or offering for sale any securities as defined herein in violation of this Section, or is acting as a dealer or salesman without being duly registered as provided in this Section, the commissioner may, in addition to any other remedies, bring action in the name and on behalf of the state of Louisiana against such person and any other person or persons concerned in or in any way participating in or about to participate in such fraudulent practices or acting in violation of this Section, to enjoin such person and such other person or persons from continuing such fraudulent practices or engaging therein or doing any act or acts in furtherance thereof, or in violation of this Section. In any such court proceedings, the commissioner may apply for and on due showing be entitled to have issued the court's subpoena requiring forthwith the appearance of any defendant and its employees, salesmen or agents, and the production of documents, books, and records as may appear necessary for the hearing of such petition; to testify and give evidence concerning the acts or conduct or things complained of in such application for injunction. In such action, the district court of the domicile of any of the persons, firms or corporations involved, or the district court of the parish of East Baton Rouge shall have jurisdiction of the parties and the subject matter, and a judgment may be entered awarding such injunctive relief as may be proper.

L. Remedies. Every sale of securities as defined in this Section, the registration of which has been revoked or suspended by the commissioner, or made by any unregistered dealer or salesman, or by any dealer or salesman whose license has been suspended or revoked, shall be voidable at the election of the purchaser, and the person making such sale, and every director, officer or agent of or for such seller who shall have personally participated or aided in any way in the making of such sales, shall be liable in solido to such purchaser upon tender of such securities sold, or of the contract made, for the full amount paid by such purchaser with interest, all taxable court costs and a reasonable attorney's fee to be fixed by the court; provided that no such action shall be brought for the recovery of the purchase price after thirteen months from the date of such sale, or the delivery of such security to the purchaser, whichever date is latest; and provided, further, that the aforesaid interest shall be computed at the rate of six percentum per annum, less, in any case, the amount of any income from said insurance securities that may have been received by such purchaser.

M. (1) Violations; penalties. No issuer of securities as defined in this Section, or any officer, director, trustee or agent thereof, or any dealer shall sell or offer to sell any such securities without full compliance with the provisions of this Section.

Whoever violates this Subsection shall be fined not more than five thousand dollars for the first offense and not more than twenty-five thousand dollars for each subsequent offense, and the officer, director, trustee or agent thereof, or the issuer, if a natural person, may be imprisoned for not more than one year, or both.

(2) No person or corporation, whether acting on his or its own behalf, or on behalf of another, shall violate any of the provisions of this Section.

Whoever violates this Subsection shall be fined not less than one hundred dollars nor more than five hundred dollars for the first offense, and not less than five hundred dollars nor more than one thousand dollars for each subsequent offense, or imprisoned for not more than six months for the first offense, nor more than one year for each subsequent offense, or both.

(3) No dealer or salesman shall make any statement or representation not authorized by the issuer, or by a dealer registering securities under the provisions of R.S. 22:76E, or any statement or representation at variance with, or not reasonably predicated upon, statements and documents filed by the issuer or dealer in the office of the commissioner.

Whoever violates this Subsection shall be fined not more than one thousand dollars for the first offense, and not more than five thousand dollars for each subsequent offense, or imprisoned for not more than six months for the first offense and for not more than one year for each subsequent offense, or both.

(4) No person shall sign any statement, list, inventory, balance sheet or other paper or document required by any provision of this Section to be verified or sworn to, knowing any representation therein contained to be false, misleading, or untrue, and the depositing of any such statement or document in the office of the commissioner shall be deemed prima facie evidence of knowledge of the falsity thereof or of any representation therein contained, and of the willful signing of such statement or document.

Whoever violates this Subsection shall be guilty of perjury.

N. Statutory and civil remedies. Nothing in this Section shall limit any statutory or civil right of any person to bring action in any court for any act involved in the sale of securities as defined in this

Section, or the right of this state to punish any person for any violation of any law. The attorney general and each of the district attorneys throughout this state, with regard to violations of this Section in their respective districts, shall lend full assistance to the commissioner in any investigations or prosecutions that the commissioner may deem necessary under the provisions of this Section.

O. Appeals. An appeal may be taken by any person interested from any final order of the commissioner to the district court of the parish of East Baton Rouge by filing a petition therein against the commissioner, officially as defendant, within twenty days after notice of the entry of such order and stating in said petition the grounds upon which a reversal of such final order is sought. Such petition may be accompanied by a demand upon the commissioner for a certified transcript of the record and of all papers on file in his office affecting or relating to such order, and such demand may be granted by the court and an order may be issued by the court ordering the production of a transcript of such records upon the furnishing of bond by the plaintiff, with good and sufficient security, to be approved by the court, conditioned upon the faithful prosecution of such action to final judgment and upon the payment of all costs including costs of making such transcript. Thereupon, the commissioner shall within ten days make, certify and file with the clerk of said court such a transcript, or in lieu thereof, the original papers if the court shall so order; such suit shall be given preference by the court over all matters pending in said court. The court shall receive and consider the evidence, both oral and documentary concerning the order of the commissioner objected to by the plaintiff. If the order of the commissioner shall be reversed, the court shall enter such judgment, order and decree as the equities and exigencies may require, directing the commissioner as to his further action in the matter, including the making and entering of any order or orders in connection therewith, and the conditions, limitations and restrictions to be therein contained; provided that the commissioner shall not thereby be barred from thereafter revoking or altering such order for any proper cause which may thereafter accrue or be discovered. If said order shall be affirmed, the plaintiff shall not be barred after thirty days from filing a new application, provided such new application is not otherwise barred or limited. The court shall not in any wise suspend the operation of any order of the commissioner during the pendency of the action. Mere technical irregularities in the procedure of the commissioner shall be disregarded and the burden shall rest on the plaintiff to prove his rights to a reversal of the order of the commissioner. A devolutive appeal may be taken from the judgment of the district court on the same terms and conditions as an appeal is taken in other civil actions.

P. Fees. In the event that any issue of securities as defined in this Section is not registered for any cause by the commissioner, the commissioner is hereby authorized to withhold from the application fee the sum of twenty-five dollars to defray the expense actually and necessarily incurred by him for salaries and expenses in carrying out the purposes of this Section.

In the event that the application of any dealer or salesman is for any cause not approved by the commissioner, the commissioner is hereby authorized to withhold from the application fee the sum of ten dollars in the case of a dealer and the sum of two and 50/100 dollars in the case of a salesman to defray the expenses actually necessarily incurred by him for salaries and expenses in carrying out the purposes of this Section.

Q. Construction.

Nothing in this Section shall be construed to relieve insurance companies from making reports now or hereafter required by law to be made to the commissioner, or to any other state department or agency, or from paying the fees, taxes and charges now or hereafter to be paid by insurance companies. This Section shall never be construed to repeal any law now in force regulating the organization of insurance companies in this state or the admission of any foreign insurance company, but the provisions of this Section shall be additional to any provisions otherwise regulating the business of insurance.

History Acts 1958, No. 83, ss 1, 3; 1958, No. 125; 1960, No. 164, ss 1 -- 3; 1996, 1st Ex. Sess., No. 71, s 1, eff. 5-10-96.

*************** END DOCUMENT ***************

Louisiana Insurance Code: R.S. 22:820


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TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XVII - A -- MUTUAL INSURANCE HOLDING COMPANIES

R.S. 22:820

Corporate reorganization

A domestic mutual insurance company, upon approval of the commissioner, may reorganize by forming a mutual insurance holding company based upon a mutual plan or by merging its policyholders' membership interests into such a mutual insurance holding company. The reorganized insurance company shall continue, without interruption, its corporate existence as a stock insurance company subsidiary to the mutual insurance holding company or as a stock insurance company subsidiary to an intermediate holding company which is a subsidiary of the mutual insurance holding company. A reorganization under this Section is subject to the provisions of R.S. 22:1001 et seq., the Insurance Holding Company System Regulatory Law.

Note.—Pursuant to Acts 1997, No. 1482, s 2:

"The provisions of the Actshall not apply to any association subject to R.S. 22:1661."

History Acts 1997, No. 1482, s 1, eff. 8-15-97.

Date New 1997

Subject Categories 500 - Corporate organization and governance
520 - Acquisition of control

Index
Domestic mutual insurers
Corporate reorganization

Mutual insurance holding company systems
Mergers and consolidations
Converted companies
Domestic stock insurers

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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1001

"Insurance holding company system regulatory law"

This Part shall be known and may be cited as the "Insurance Holding Company System Regulatory Law."

History	Acts 1991, No. 794, § 1.
Cited By	LAC 37:XIII.101
Date New	1991
Subject Categories	520 - Acquisition of control 940 - Model Laws
Index	Insurance Holding Company System Regulatory Law Short title
Information Type	TEXT

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TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1002

Definitions

As used in this Part, the following terms shall have the respective meanings hereinafter set forth, unless the context shall otherwise require:

(1) "Affiliate" means a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the person specified.

(2) "Commissioner" shall mean the commissioner of insurance, or his deputy, or the Department of Insurance, as appropriate.

(3) "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract other than a commercial contract for goods or nonmanagement services, or otherwise, unless the power is the result of an official position with or corporate office held by the person. Control shall be presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing ten percent or more of the voting securities of any other person. This presumption may be rebutted by a showing made in the manner provided by R.S. 22:1005(K) that control does not exist in fact. The commissioner may determine, after furnishing all persons in interest notice and opportunity to be heard and making specific findings of fact to support such determination, that control exists in fact, notwithstanding the absence of a presumption to that effect.

(4) "Debt obligation" shall mean an obligation to repay a certain sum of money pursuant to specific conditions.

(5) "Insurance holding company system" consists of two or more affiliated persons, one or more of which is an insurer.

(6) "Insurer" shall have the same meaning as set forth in R.S. 22:5(2), except that it shall not include agencies, authorities, or instrumentalities of the United States, its possessions and territories, the Commonwealth of Puerto Rico, the District of Columbia, or a state or political subdivision of a state.

(7) "Person" means an individual, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization, any similar entity, or any combination of the foregoing acting in concert, but shall not include any joint venture partnership exclusively engaged in owning, managing, leasing, or developing real or tangible personal property.

(8) "Securityholder" means one who owns any security of such person, including common stock, preferred stock, debt obligations, and any other security convertible into or evidencing the right to acquire any of the foregoing.

(9) "Subsidiary" means an affiliate controlled by such person directly or indirectly through one or more intermediaries.

(10) "Voting security" means any security convertible into or evidencing a right to acquire a voting security.

History	Acts 1991, No. 794, §1; 1992, No. 811, §1.
Cited By	LAC 37:XIII.105; LAC 37:XIII.1303
Date New	1991
Date Amended	1992
Subject Categories	520 - Acquisition of control; 940 - Model Laws
Definitions	Affiliate; Commissioner; Control; Debt obligation; Insurance holding company system; Insurer; Person; Securityholder; Subsidiary; Voting security
Information Type	TEXT

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TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1003

Acquisition of subsidiaries

A. Authorization. Any domestic insurer, as defined in R.S. 22:5(3), either by itself or in cooperation with one or more persons, may organize or acquire one or more subsidiaries. Such subsidiaries may conduct any kind of business or businesses, and their authority to do so will not be limited by reason of the fact that they are subsidiaries of a domestic insurer.

B. Additional investment authority. In addition to investments in common stock, preferred stock, debt obligations, and securities permitted under all other Sections of this Code, a domestic insurer may also:

(1) Invest, in common stock, preferred stock, debt obligations, and other securities of one or more subsidiaries, amounts which do not exceed, for such additional investments, the lesser of either ten percent of such insurer's assets or fifty percent of such insurer's surplus as regards policyholders, provided that after such investments, the insurer's surplus as regards policyholders will be reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs. In calculating the amount of such investments, investments in domestic or foreign insurance subsidiaries shall be excluded, and there shall be included:

(a) Total net monies or other consideration expended and obligations assumed in the acquisition or formation of a subsidiary, including all organizational expenses and contributions to capital and surplus of such subsidiary whether or not represented by the purchase of capital stock or issuance of other securities, and

(b) All amounts expended in acquiring additional common stock, preferred stock, debt obligations, and other securities and all contributions to the capital or surplus, of a subsidiary subsequent to its acquisition or formation.

(2) Invest any amount in common stock, preferred stock, debt obligations, and other securities of one or more subsidiaries engaged or organized to engage exclusively in the ownership and management of assets authorized as investments for the insurer, provided that each subsidiary agrees to limit its investments in any asset so that such investments will not cause the amount of the total investment of the insurer to exceed any of the investment limitations specified in Subsection B(1) of this Section or any other limitations set forth in this Code applicable to the insurer. For the purpose of this Section, the "total investment of the insurer" shall include:

(a) Any direct investment by the insurer in an asset, and

(b) The insurer's proportionate share of any investment in an asset by any subsidiary of the insurer, which shall be calculated by multiplying the amount of the subsidiary's investment by the percentage of the ownership of such subsidiary.

(3) With the approval of the commissioner, invest any greater amount in common stock, preferred stock, debt obligations, or other securities of one or more subsidiaries, provided that after such investment the insurer's surplus as regards policyholders will be reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs.

C. Exemption from investment restrictions. Investments in common stock, preferred stock, debt obligations, or other securities of subsidiaries made pursuant to Subsection B of this Section shall not be subject to any of the otherwise applicable restrictions or prohibitions contained in this Code applicable to such investments of insurers.

D. Qualification of investment; when determined. Whether any investment pursuant to Subsection B of this Section meets the applicable requirements thereof is to be determined before such investment is made, by calculating the applicable investment limitations as though the investment had already been made, taking into account the then outstanding principal balance on all previous investments in debt obligations, and the value of all previous investments in equity securities as of the day they were made, net of any return of capital invested, not including dividends.

E. Cessation of control. If an insurer ceases to control a subsidiary, it shall dispose of any investment therein made pursuant to this Section within three years from the time of the cessation of control or within such further time as the commissioner may prescribe, unless, at any time after such investment shall have been made, such investment shall have met the requirements for investment under any other Section of this Code, and the insurer has notified the commissioner thereof.

History	Acts 1991, No. 794, §1.
Cited By	LAC 37:XIII.107
Date New	1991
Subject Categories	520 - Acquisition of control 540 - Securities 940 - Model Laws

Index	Domestic insurers Subsidiaries Acquisition of control Subsidiary company securities Investments Investment limitations Exemptions and exceptions Divestiture Assets disposal Excluded assets
Definitions	total investment of the insurer
Information Type	TEXT

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TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004

Merger or acquisition of control with domestic insurer

A. Filing requirements. No person other than the issuer shall make a tender offer for or a request or invitation for tenders of, or enter into any agreement to exchange securities or, seek to acquire, or acquire, in the open market or otherwise, any voting security of a domestic insurer if, after the consummation thereof, such person would, directly or indirectly (or by conversion or by exercise of any right to acquire) be in control of such insurer, and no person shall enter into an agreement to merge with or otherwise to acquire control of a domestic insurer or any person controlling a domestic insurer unless, at the time any such offer, request, or invitation is made or any such agreement is entered into, or prior to the acquisition of such securities if no offer or agreement is involved, such person has filed with the commissioner and has sent to such insurer, a statement containing the information required by this Section, and such offer, request, invitation, agreement, or acquisition has been approved by the commissioner in the manner hereinafter prescribed.

(1) For the purposes of this Section a "Domestic insurer" shall include any person controlling a domestic insurer unless such person as determined by the commissioner is either directly or through its affiliates primarily engaged in business other than the business of insurance.

(2) For purposes of this Section, "Person" shall not include any securities broker holding, in the usual and customary brokers function, less than twenty percent of the voting securities of an insurance company or of any person which controls an insurance company.

B. Content of statement. The statement to be filed with the commissioner hereunder shall be made under oath or affirmation and shall contain the following information:

(1) The name and address of each person by whom or on whose behalf the merger or other acquisition of control referred to in Subsection A of this Section is to be effected, hereinafter called "acquiring party":

(a) If such person is an individual, his principal occupation and all offices and positions held during the past five years, and any conviction, of crimes other than minor traffic violations during the past ten years.

(b) If such person is not an individual, a report of the nature of its business operations during the past five years or for such lesser period as such person and any predecessors thereof shall have been in existence; an informative description of the business intended to be done by such person and such person's subsidiaries; and a list of all individuals who are or who have been selected to become directors or executive officers of such person, or who perform or will perform functions appropriate to such positions. Such list shall include for each such individual the information required by Subparagraph (1)(a) of this Subsection.

(2) The source, nature, and amount of the consideration used or to be used in effecting the merger or other acquisition of control, a description of any transaction wherein funds were or are to be obtained for any such purpose, including any pledge of the insurer's stock, or the stock of any of its subsidiaries or controlling affiliates, and the identity of persons furnishing such consideration, provided, however, that where a source of such consideration is a loan made in the lender's ordinary course of business, the identity of the lender shall remain confidential, if the person filing such statement so requests.

(3) Fully audited financial information as to the earnings and financial condition of each acquiring party for the preceding five fiscal years of each such acquiring party, or for such lesser period as such acquiring party and any predecessors thereof shall have been required by law to have such audited financial information, and similar unaudited information as of a date not earlier than ninety days prior to the filing of the statement.

(4) Any plans or proposals which each acquiring party may have to liquidate such insurer, to sell its assets, or merge or consolidate it with any person, or to make any other material change in its business or corporate structure or management.

(5) The number of shares of any security referred to in Subsection A of this Section which each acquiring party proposes to acquire, and the terms of the offer, request, invitation, agreement, or acquisition referred to in Subsection A of this Section, and a statement as to the method by which the fairness of the proposal was arrived at.

(6) The amount of each class of any security referred to in Subsection A of this Section which is beneficially owned or concerning which there is a right to acquire beneficial ownership by each acquiring party.

(7) A full description of any contracts, arrangements, or understandings with respect to any security referred to in Subsection A of this Section in which any acquiring party is involved, including but not limited to transfer of any of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies. Such description shall identify the persons with whom such contracts, arrangements, or understandings have been entered into.

(8) A description of the purchase of any security referred to in Subsection A of this Section during the twelve calendar months preceding the filing of the statement, by any acquiring party, including the dates of purchase, names of the purchasers, and consideration paid or agreed to be paid therefor.

(9) A description of any recommendations to purchase any security referred to in Subsection A of this Section made during the twelve calendar months preceding the filing of the statement, by any acquiring party, or by anyone based upon interviews or at the suggestion of such acquiring party.

(10) Copies of all tender offers for requests, or invitations for tenders of, exchange offers for, and agreements to acquire or exchange any securities referred to in Subsection A of this Section, and, if distributed, of additional soliciting material relating thereto.

(11) The term of any agreement, contract, or understanding made with or proposed to be made with any broker-dealer as to solicitation of securities referred to in Subsection A of this Section for tender, and the amount of any fees, commissions, or other compensation to be paid to broker-dealers with regard thereto.

(12) Such additional information as the commissioner may by rule or regulation prescribe as necessary or appropriate for the protection of policyholders of the insurer or in the public interest.

(13) If the person required to file the statement referred to in Subsection A of this Section is a partnership, limited partnership, syndicate, or other group, the commissioner may require that the information called for by Paragraphs (1) through (12) of this Subsection shall be given with respect to each partner of such partnership or limited partnership, each member of such syndicate or group, and each person who controls such partner or member. If any such partner, member, or person is a corporation, or the person required to file the statement referred to in Subsection A is a corporation, the commissioner may require that the information called for by Paragraphs (1) through (12) of this Subsection shall be given with respect to such corporation, each officer, and director of such corporation, and each person who is directly or indirectly the beneficial owner of more than ten percent of the outstanding voting securities of such corporation.

(14) If any material changes occur in the facts set forth in the statement filed with the commissioner and sent to such insurer pursuant to this Section, an amendment setting forth such change, together with copies of all documents and other material relevant to such change, shall be filed with the commissioner and sent to such insurer within two business days after the person learns of such change.

C. Alternative filing materials. If any offer, request, invitation, agreement, or acquisition referred to in Subsection A of this Section is proposed to be made by means of a registration statement under the Securities Act of 1933 or in circumstances requiring the disclosure of similar information under the Securities Exchange Act of 1934, or under a state law requiring similar registration or disclosure, the person required to file the statement referred to in Subsection A of this Section may utilize such documents in furnishing the information called for by that statement.

D. Approval by commissioner; hearings.

(1) The commissioner shall approve any merger or other acquisition of control referred to in

Subsection A of this Section unless, after a public hearing held pursuant to the provisions of Part XXIX of Chapter 1 of Title 22 of the Louisiana Revised Statutes of 1950, he finds that:

(a) After the change of control, the domestic insurer referred to in Subsection A of this Section would not be able to satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed.

(b) The effect of the merger or other acquisition of control would be to substantially lessen competition in insurance in this state or tend to create a monopoly therein.

(c) The financial condition of any acquiring party is such as might jeopardize the financial stability of the insurer or prejudice the interest of its policyholders.

(d) The plans or proposals which the acquiring party has to liquidate the insurer, sell its assets, or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management, are unfair and unreasonable to policyholders of the insurer and not in the public interest.

(e) The competence, experience, and integrity of those persons who would control the operation of the insurer are such that it would not be in the interest of policyholders of the insurer and of the public to permit the merger or other acquisition of control.

(f) The acquisition is likely to be hazardous or prejudicial to the insurance-buying public.

(2) The public hearing referred to in Paragraph D(1) of this Subsection shall be held within thirty days after the statement required by Subsection A of this Section is filed, and at least twenty days notice thereof shall be given by the commissioner to the person filing the statement. Not less than seven days notice of such public hearing shall be given by the person filing the statement to the insurer and to such other persons as may be designated by the commissioner. The commissioner shall make a determination within thirty days after the conclusion of such hearing. At such hearing, the person filing the statement, the insurer, any person to whom notice of hearing was sent, and any other person whose interest may be affected thereby shall have the right to present evidence, examine and cross examine witnesses, and offer oral and written arguments, and in connection therewith shall be entitled to conduct discovery proceedings in the same manner as is presently allowed in the district courts of this state. All discovery proceedings shall be concluded not later than three days prior to the commencement of the public hearing.

(3) The commissioner may retain at the acquiring person's expense, such attorneys, actuaries, accountants, and other experts not otherwise a part of the commissioner's staff as may be reasonably necessary to assist the commissioner in reviewing the proposed acquisition of control. However, if these expenses exceed three thousand dollars, all work of these experts is subject to review, and such experts must prepare a projection of the amount of time and expenses necessary to complete the examination. If the projected amount of time and expenses required to complete the examination appear excessive, the acquiring person may request that a limit be placed on the expenses of the experts.

E. Exemptions. The provisions of this Section shall not apply to any offer, request, invitation, agreement, or acquisition which the commissioner by order shall exempt therefrom as:

(1) Not having been made or entered into for the purpose and not having the effect of changing or influencing the control of a domestic insurer.

(2) Not comprehended within the purposes of this Section.

F. Violations. The following shall be violations of this Section:

(1) The failure to file any statement, amendment, or other material required to be filed pursuant to the provisions of Subsections A or B of this Section; or

(2) The effectuation or any attempt to effectuate an acquisition of control of, or merger with, a domestic insurer unless the commissioner has given his approval.

G. Jurisdiction; consent to service of process. The courts or this state are hereby vested with jurisdiction over every person not resident, domiciled, or authorized to do business in this state who files a statement with the commissioner under this Section, and over all actions involving such person arising out of violations of this Section. Each such person shall be deemed to have performed acts equivalent to and constituting an appointment by such a person of the commissioner to be his true and lawful attorney upon whom may be served all lawful process in any action, suit, or proceeding arising out of the violations of this Section. Copies of all such lawful process shall be served on the commissioner and transmitted by registered or certified mail by the commissioner to such person at his last known address.

History	Acts 1991, No. 794, s 1; 1992, No. 811, s 1; 1995, No. 595, s 1, eff. 6-18-95
Cited By	LAC 37:XIII.109; LAC 37:XIII.113; LAC 37:XIII.131
Date New	1991
Date Amended	1992; 1995
Due Date	2 business days
Subject Categories	004 - Duedates 350 - Noninsurance contracts 360 - Filing and reporting requirements 500 - Corporate organization and governance 520 - Acquisition of control 540 - Securities 560 - Finance and investments 800 - Legal procedure / proceedings 940 - Model Laws 960 - Federal Law citations
Index	Acquiring companies Acquisition of control Domestic insurers Insurance securities Securities acquisition Controlling interests Tender offers Merger agreements Filing requirements Registration statements Financial statements Hearings

Shareholders
Notice
Violations
Service of process

Definitions Domestic insurer; Person

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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004.1

Reorganization of mutual insurers

A. An insurer seeking to reorganize under R.S. 22:820 shall submit a proposed plan of reorganization to the commissioner. The plan shall include the following:

(1) The establishment of a mutual insurance holding company with at least one stock insurance company subsidiary, the majority of shares of which must be owned, either directly or through an intermediate stock holding company, by the mutual insurance holding company.

(2) A statement analyzing the benefits and risks attendant to the proposed reorganization, including the rationale for the reorganization.

(3) A statement indicating how the reorganization will protect the immediate and long-term interests of policyholders.

(4) A statement providing for voting rights related to the corporate affairs of the mutual insurance holding company for existing policyholders of the reorganized insurance company consistent with the voting rights of policyholders of mutual insurance companies as set forth in this Title.

(5) A statement providing for voting rights of new policyholders of the reorganized insurance company with respect to the corporate affairs of the mutual insurance holding company consistent with the voting rights of policyholders of mutual insurance companies as set forth

in this Title.

(6) A statement of the number of members of the board of directors of the mutual insurance holding company, unless provided for in the articles of incorporation or bylaws, a majority of whom must be policyholders of the reorganized insurance company.

(7) A copy of the articles of incorporation and bylaws of the mutual insurance holding company, the reorganizing insurance company, and the intermediate holding company.

(8) The names, addresses, and biographical information of all corporate officers of the proposed mutual insurance holding company and the members of its board of directors in a format ordinarily required under this Part.

(9) Information sufficient to demonstrate that the financial condition of the reorganizing insurance company will not be diminished upon reorganization.

(10) A description of any plans for the initial sale of stock of the reorganizing insurance company or the intermediate holding company.

(11) Any other information requested by the commissioner, in accordance with regulations promulgated under the Administrative Procedure Act.

B. The commissioner, after a public hearing as provided in R.S. 22:1004(D), if satisfied that the interests of the policyholders are properly protected and that the plan of reorganization is fair and equitable to the policyholders, shall approve the proposed plan of reorganization and may require as a condition of approval such modifications of the proposed plan of reorganization as the commissioner finds necessary for the protection of the policyholders' interests. The commissioner may not approve a reorganization of an insurer pursuant to R.S. 22:820 unless, with respect to such reorganization, an opinion has been obtained from an actuarial firm employing or associated with more than fifty actuaries who are members of the American Academy of Actuaries attesting that the reorganization of the insurer does not unfairly enrich the officers and directors of the reorganizing insurer. The commissioner may retain consultants as provided in R.S. 22:1004(D)(3). A reorganization pursuant to R.S. 22:820 is subject to the provisions of R.S. 22:1004(A), (B), and (C).

C. The plan of reorganization shall be approved by a vote of two-thirds of the policyholders of the domestic mutual insurance company entitled to vote on matters coming before corporate meetings of the policyholders, present or represented by special ballot or special proxy, at a meeting of the policyholders convened for that purpose, after at least thirty days written notice to each policyholder at his last known address, or upon a greater percentage of vote where required by the charter of the mutual insurance company.

D. All of the initial shares of the capital stock of the reorganized insurance company shall be issued to the mutual insurance holding company or to an intermediate holding company which is a subsidiary of the mutual insurance holding company. Any membership interests of the policyholders of the reorganized insurance company shall become membership interests in the mutual insurance holding company. Policyholders of the reorganized insurance company shall be members of the mutual insurance holding company in accordance with the articles of incorporation and bylaws of the mutual insurance holding company, which shall provide that each policyholder of the reorganized insurance company shall be entitled to one vote on matters coming before corporate meetings of the mutual insurance holding company, subject to such reasonable minimum requirements as to duration of the policy and amount of insurance held as may be made in the mutual insurance holding company's charter or bylaws.

Note.—Pursuant to Acts 1997, No. 1482, s 2: "The provisions of this act shall not apply to any association subject to R.S. 22:1661."

History	Acts 1997, No. 1482, s 1, eff. 8-15-97.
Date New	1997
Subject Categories	360 - Filing and reporting requirements 500 - Corporate organization and governance 520 - Acquisition of control 540 - Securities 560 - Finance and investments 800 - Legal procedure/proceedings 840 - Government agencies 940 - Model laws
Index	Domestic mutual insurers Mutual insurance holding company systems Operating plans Filing requirements Corporate reorganization Domestic stock insurers Converted companies Voting rights Mutual policyholders Hearings Actuarial opinions Notice Meetings Capital stock Controlling interests Membership
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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004.2

Incorporation of holding company

A. A mutual insurance holding company or an intermediate holding company resulting from the reorganization of a domestic mutual insurance company under R.S. 22:820 shall be incorporated pursuant to Title 12 of the Louisiana Revised Statutes of 1950, the Louisiana Business Corporation Law, R.S. 12:1 through 178, and shall be subject to its provisions and other provisions of Title 12 relative to business corporations, except that:

(1) The articles of incorporation and any amendments thereto shall be prepared in accordance with R.S. 22:32 or 38 and shall be subject to prior approval of the commissioner in the same manner as those of a domestic incorporated insurer.

(2) The articles shall be recorded and filed with the secretary of state in the same manner as the articles of a domestic incorporated insurer under R.S. 22:34.

B. The commissioner shall retain jurisdiction over a mutual insurance holding company and an intermediate holding company established pursuant to R.S. 22:820 to protect policyholders' interests, and the mutual insurance holding company shall be subject to the requirements of this Part and the Insurance Holding Company System Regulatory Law, R.S. 22:1001 et seq., to the same extent as any domestic insurer.

C. Any investments of the mutual insurance holding company, other than its investments in the intermediate holding company or the insurance company reorganized under R.S. 22:820, shall be subject to the limitations of Part XVIII of this Chapter as if the mutual insurance holding company were a domestic insurer. A mutual insurance holding company and an intermediate holding company organized under this Section shall be deemed an insurer that pays a license tax under Part XXIII of this Chapter for the purposes of R.S. 22:1069.

D. Notwithstanding anything in the Louisiana Business Corporation Law, R.S. 12:1 through 178, meetings of the mutual insurance holding company and the exercise of a member's voting rights shall be governed by R.S. 22:127 through 129 and a written proxy conferred upon another policyholder either prior to, contemporaneously with, or after a reorganization under R.S. 22:820, shall remain in force indefinitely until revoked by the member.

E. Neither the mutual insurance holding company nor any intermediate holding company shall hold a certificate of authority or engage in the business of insurance.

Note.—See note following R.S. 22:1004.1.

History Acts 1997, No. 1482, § 1, eff. 8-15-97.

Date New 1997

Subject Categories 360 - Filing and reporting requirements
500 - Corporate organization and governance
520 - Acquisition of control
560 - Finance and investments
580 - Fees and taxes

Index Domestic mutual insurers
Corporate reorganization
Applicability of insurance laws
Mutual insurance holding company systems
Applicability of general corporation laws
Filing requirements
Articles of incorporation
Investment limitations
Taxes
Meetings
Voting rights

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TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004.3

Reorganization of foreign mutual insurers

A. Subject to the prior approval of the commissioner, and upon the approval of the appropriate regulatory body in its domiciliary state either prior to or contingent upon the approval of the commissioner, a foreign mutual insurance company may reorganize by merging its policyholders' membership interests into a mutual insurance holding company established pursuant to R.S. 22:820 and continuing the corporate existence of the reorganizing foreign mutual insurance company as a foreign stock insurance company subsidiary of the mutual insurance holding company.

B. The commissioner, after a public hearing as provided in R.S. 22:1004(D), may approve the proposed merger. The commissioner may retain consultants as provided in R.S. 22:1004 (D)(3). A merger pursuant to this Section is subject to R.S. 22:1004(A), (B), and (C). The reorganizing foreign mutual insurance company may remain a foreign company or foreign corporation after the merger and may be admitted to do business in this state.

C. A foreign mutual insurance company which is a party to the merger may at the same time redomesticate in this state by complying with the applicable requirements of this state and its state of domicile.

D. The provisions of R.S. 22:1004.1(D) shall apply to a merger authorized under this Section.

Note.—See note following R.S. 22:1004.1.

History	Acts 1997, No. 1482, s 1, eff. 8-15-97
Date New	1997
Subject Categories	500 - Corporate organization and governance 520 - Acquisition of control 840 - Government agencies
Index	Foreign and alien mutual insurers Mutual insurance holding company systems Corporate reorganization Mergers and consolidations Foreign and alien stock insurers Converted companies Transfer of domicile
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R.S. 22:1004.4

Capital stock of reorganized insurers

A. (1) A mutual insurance holding company established pursuant to R.S. 22:820 shall at all times own a majority of the voting shares of the capital stock of insurance companies reorganized under R.S. 22:820.

(2) As used in this Section, "majority of the voting shares of the capital stock" means shares of the capital stock of the reorganized insurance company which carry the right to cast a majority of the votes entitled to be cast by all of the outstanding shares of the capital stock of the reorganized insurance company for the election of directors and on all other matters submitted to a vote of the shareholders of the reorganized insurance company.

(3) Ownership of a majority of the voting shares of the capital stock of the reorganized insurance company, which are required by this Section to be at all times owned by a parent mutual insurance holding company, includes indirect ownership through an intermediate holding company in a corporate structure approved by the commissioner. However, indirect ownership through an intermediate holding company shall not result in the mutual insurance holding company owning less than the equivalent of a majority of the voting shares of the capital stock of the reorganized insurance company.

B. In addition to the limitations on dividends set forth in the Insurance Holding Company System Regulatory Law, R.S. 22:1001 et seq., any dividends paid by an insurance company reorganized pursuant to R.S. 22:820 must be paid to the shareholders of record in an equal amount with respect to each issued and outstanding share, regardless of the classes of stock issued by the insurance company.

C. The majority of the voting shares of the capital stock of an insurance company reorganized under R.S. 22:820 shall not be conveyed, transferred, assigned, pledged, subjected to a security interest or lien, encumbered, or otherwise hypothecated or alienated by the mutual insurance holding company or intermediate holding company. Any conveyance, transfer, assignment, pledge, security interest, lien, encumbrance, or hypothecation or alienation of, in or on the majority of the voting shares of the reorganized insurance company which is required by this Section to be at all times owned by a mutual insurance holding company, is in violation of this Section and shall be void in inverse chronological order of the date of such conveyance, transfer, assignment, pledge, security interest, lien, encumbrance, or hypothecation or alienation, as to the shares necessary to constitute a majority of such voting shares. The majority of the voting shares of the capital stock of the reorganized insurance company which is required by this Section to be at all times owned by a mutual insurance holding company shall not be subject to execution and levy as provided in Book IV, Execution of Judgments, and Book V, Summary and Executory Proceedings, of the Louisiana Code of Civil Procedure.

D. The shares of the capital stock of the surviving or new company resulting from a merger or consolidation of two or more reorganized insurance companies or two or more intermediate holding companies which were subsidiaries of the same mutual insurance holding company are subject to the same requirements, restrictions, and limitations as provided in this Section to which the shares of the merging or consolidating reorganized insurance companies or intermediate holding companies were subject by this Section prior to the merger or consolidation.

Note.—See note following R.S. 22:1004.1.

History	Acts 1997, No. 1482, §1, eff. 8-15-97.
Date New	1997
Subject Categories	500 - Corporate organization and governance 520 - Acquisition of control 540 - Securities 560 - Finance and investments
Index	Voting securities Controlling interests Mutual insurance holding company systems Dividends Shareholders Mergers and consolidations Surviving companies
Definitions	majority of the voting shares of the capital stock
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TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004.5

Delinquency proceeding involving holding company

A mutual insurance holding company established pursuant to R.S. 22:820 is deemed to be an insurer subject to Part XVI of Chapter 1 of this Title{Footnote 1} and shall automatically be a party to any proceeding under that Part involving an insurance company which, as a result of a reorganization pursuant to R.S. 22:820, is a subsidiary of the mutual insurance holding company or an intermediate holding company. In any proceeding under Part XVI of Chapter 1 of this Title involving an insurance company reorganized under R.S. 22:820, the assets of the mutual insurance holding company are deemed to be assets of the estate of the reorganized insurance company for purposes of satisfying the claims of the reorganized insurance company's policyholders. A mutual insurance holding company shall not dissolve or liquidate without the approval of the commissioner or as ordered by the district court pursuant to Part XVI of Chapter 1 of this Title.

{Footnote 1}R.S. 22:731 et seq.

Note.—See note following R.S. 22:1004.1.

History	Acts 1997, No. 1482, § 1, eff. 8-15-97.
Date New	1997
Subject Categories	300 - The policy 500 - Corporate organization and governance 520 - Acquisition of control

	560 - Finance and investments 600 - Financial impairment 840 - Government agencies
Index	Delinquency proceedings Mutual insurance holding company systems Assets Policy claims Corporate dissolution
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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004.6

Membership in a mutual insurance holding company

A membership interest in a domestic mutual insurance holding company established under R.S. 22:820 shall not constitute a security as defined in Part X of Chapter 2 of Title 51 of the Louisiana Revised Statutes of 1950, the Louisiana Securities Law.{Footnote 1}

{Footnote 1}R.S. 51:701 et seq.

Note.—See note following R.S. 22:1004.1.

History	Acts 1997, No. 1482, §1, eff. 8-15-97.
Date New	1997
Subject Categories	500 - Corporate organization and governance 520 - Acquisition of control
Index	Membership Mutual insurance holding company systems Applicability of securities laws
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Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004.7

Stock sales

An intermediate holding company established and an insurance company reorganized pursuant to R.S. 22:820 may issue stock to any persons legally permitted to own stock, provided that the mutual insurance holding company at all times owns either directly or indirectly a majority of the voting shares of the capital stock of the reorganized insurance company as required by R.S. 22:1004.4. Except with respect to stock issued directly or indirectly for ownership by the Mutual Insurance Holding Company, the reorganized insurance company or the intermediate holding company shall, prior to the initial issuance of stock, obtain a fairness opinion with respect to the value of the stock to be issued from an investment banking organization with experience and established credentials in the evaluation of insurance organizations. No solicitation for the sale of the stock of an insurance company reorganized under R.S. 22:820 or the intermediate holding company established under R.S. 22:820 may be made except in accordance with the provisions of R.S. 22:76.

Note.—See note following R.S. 22:1004.1.

History Acts 1997, No. 1482, § 7, eff. 8-15-97.

Date New 1997

Subject Categories 500 -- Corporate organization and governance
520 -- Acquisition of control
540 -- Securities

Index Securities issuance
Domestic stock insurers
Mutual insurance holding company systems
Securities valuation

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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1004.8

Notice requirements

If the mutual insurance company complies substantially and in good faith with the notice requirements of R.S. 22:1004.1, the mutual insurance company's failure to give any policyholder any required notice does not impair the validity of any action taken under R.S. 22:820 or this Part.

Note.—See note following R.S. 22:1004.1.

History	Acts 1997, No. 1482, §1, eff. 8-15-97.
Date New	1997
Subject Categories	500 Corporate organization and governance 520 Acquisition of control 1720 Information practices
Index	Notice Domestic mutual insurers Mutual insurance holding company systems Mutual policyholders Corporate reorganization
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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1005

Registration of insurers

A. Registration.

(1) Every insurer which is authorized to do business in this state and which is a member of an insurance holding company system shall register with the commissioner, except a foreign insurer subject to registration requirements and standards adopted by statute or regulation in the jurisdiction of its domicile which are substantially similar to those contained in:

(a) This Section.

(b) R.S. 22:1006(A), R.S. 22:1006(B).

(c) A provision such as the following: Each registered insurer shall keep current the information required to be disclosed in its registration statement by reporting all material changes or additions within fifteen days after the end of the month in which it learns of each such change or addition.

(2)(a) Any insurer which is subject to registration under this Section shall register within ninety days after it becomes subject to registration, and annually thereafter by April thirtieth of each year for the previous calendar year, unless the commissioner for good cause shown extends the time for registration, and then within such extended time.

(b) The commissioner may require any insurer authorized to do business in the state which is a member of a holding company system, and which is not subject to registration under this Section, to furnish a copy of the registration statement, the summary specified in Subsection C of this Section or other information filed by such insurance company with the insurance regulatory authority of domiciliary jurisdiction.

B. Information and form required. Every insurer subject to registration shall file the registration statement on a form prescribed by the commissioner which shall contain the following current information:

(1) The capital structure, general financial condition, ownership, and management of the insurer and any person controlling the insurer.

(2) The identity and relationship of every member of the insurance holding company system.

(3) The following agreements in force, and transactions currently outstanding or which have occurred during the last calendar year between such insurer and its affiliates:

(a) Loans, other investments, or purchases, sales, or exchanges of securities of the affiliates by the insurer or of the insurer by its affiliates.

(b) Purchases, sales, or exchange of assets.

(c) Transactions not in the ordinary course of business.

(d) Guarantees or undertakings for the benefit of an affiliate which result in an actual contingent exposure of the insurer's assets to liability, other than insurance contracts entered into in the ordinary course of the insurer's business.

(e) All management agreements, service contracts, and all cost-sharing arrangements, other than cost allocation arrangements based upon generally accepted accounting principles.

(f) Reinsurance agreements.

(g) Dividends and other distributions to shareholders.

(h) Consolidated tax allocation agreements.

(4) Any pledge of the insurer's stock, including stock of any subsidiary or controlling affiliate, for a loan made to any member of the holding company system.

C. Summary of registration statement. All registration statements shall contain a summary outlining all items in the current registration statement representing changes from the prior registration statement.

D. Materiality. No information need be disclosed on the registration statement filed pursuant to Subsection B of this Section if such information is not material for the purposes of this Section. Unless the commissioner by rule, regulation, or order provides otherwise, sales, purchases, exchanges, loans, or extensions of credit, investments, or guarantees involving one-half of one percent or less of admitted assets of the insurer as of the thirty-first day of December next preceding shall not be deemed material for purposes of this Section.

E. Reporting of dividends to shareholders. Subject to R.S. 22:1006(B), each registered insurer shall report to the commissioner all dividends and other distributions to shareholders within fifteen business days following the declaration thereof.

F. Information of insurers. Any person within an insurance holding company system subject to registration shall be required to provide complete and accurate information to an insurer, where such information is reasonably necessary to enable the insurer to comply with the provisions of this Part.

G. Termination of registration. The commissioner shall terminate the registration of any insurer which demonstrates it no longer is a member of an insurance holding company system.

H. Consolidated filing. The commissioner may require or allow two or more affiliated insurers subject to registration hereunder to file a consolidated registration statement.

I. Alternative registration. The commissioner may allow an insurer which is authorized to do business in this state and which is part of an insurance holding company system to register on behalf of any affiliated insurer which is required to register under Subsection A of this Section and to file all information and material required under this Section.

J. Exemptions

(1) The provisions of this Section shall not apply to any insurer, information, or transaction if and to the extent that the commissioner by rule, regulation, or order shall exempt the same from the provisions of this Section.

(2) Unless it appears in the discretion of the commissioner that the condition of a small company renders the continuance of its business hazardous to the public or its insureds, a small company shall not be required to submit to the department a registration statement required by this Section, but shall be considered a registered insurer for the purposes of the following:

(a) Subsection E of this Section,

(b) R.S. 22:1006(A), and

(c) R.S. 22:1007.

K. Disclaimer. Any person may file with the commissioner a disclaimer of affiliation with any authorized insurer, or such a disclaimer may be filed by such insurer or any member of an insurance holding company system. The disclaimer shall fully disclose all material relationships and bases for affiliation between such person and such insurer as well as the basis for disclaiming such affiliation. After a disclaimer has been filed, the insurer shall be relieved of any duty to register or report under this Section which may arise out of the insurer's relationship with such person unless and until the commissioner disallows such a disclaimer. The commissioner shall disallow such a disclaimer only after furnishing all parties in interest with notice and opportunity to be heard and after making specific findings of fact to support such disallowance.

L. Violations. The failure to file a registration statement or any summary of the registration statement required by this Section within the time specified for such filing shall be a violation of this Section.

M. Incorporation by reference. (1) Any information contained in any financial statement, annual report, proxy statement, statement filed with a governmental authority, or any other document may be incorporated by reference, provided the document is filed as an exhibit to the registration statement. Any excerpt of a document may be filed as an exhibit if the document is extensive. Any documents currently on file with the commissioner which were filed within three years need not be attached as exhibits, but shall be referred to if not so attached. All references to information contained in exhibits or in documents duly filed shall clearly identify the material and specifically indicate that the material is to be incorporated by reference to the item. No materials shall be incorporated by reference in any instance that the incorporation would render the statement incomplete, unclear, or confusing.

(2) If a filing requires a summary or outline of the provisions of any document, only a brief statement shall be made as to the pertinent provisions of the document. In addition to the brief statement, the summary or outline may incorporate, by reference, particular parts of any exhibit or document currently on file with the commissioner which was filed within three years and may be included in its entirety by the reference. In any case where two or more documents required to be filed as exhibits are substantially identical in all material respects except as to the parties, the dates of execution, or other details, a copy of one of the documents shall be filed with a schedule identifying the omitted documents and setting forth the material details in which such documents differ from the documents filed.

History	Acts 1991, No. 794, s 1; 1992, No. 811, s 1; 1999, No. 1304, s 1, eff. 7-12-99; 1999, No. 1312, s 1, eff. 7-12-99.
Cited By	LAC 37:XIII.101; LAC 37:XIII.103; LAC 37:XIII.105; LAC 37:XIII.107; LAC 37:XIII.109; LAC 37:XIII.111; LAC 37:XIII.113; LAC 37:XIII.115; LAC 37:XIII.117; LAC 37:XIII.119; LAC 37:XIII.121; LAC 37:XIII.123; LAC 37:XIII.125; LAC 37:XIII.127; LAC 37:XIII.131; LAC 37:XIII.135; LAC 37:XIII.137
Date New	1991
Date Amended	1992; 1999
Due Date	Fifteenth day of the next month; 90 days after; April 30; 15 days after;
Subject Categories	004 - Duedates 360 - Filing and reporting requirements 500 - Corporate organization and governance 520 - Acquisition of control 720 - Information practices 940 - Model Laws
Index	Insurance holding company systems Affiliated insurers Corporate registration Foreign affiliated insurers Exemptions and exceptions Registration statements Filing requirements Intercompany transactions

Information disclosure
Reporting requirements
Corporate distributions
Consolidated reports
Insurers
Disclaimers
Violations
Forms (documents)
Incorporation by reference

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TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1006

Standards for transactions within a holding company system

A. Transactions within a holding company system. Transactions within a holding company system to which an insurer subject to registration is a party shall be subject to the following standards:

(1) The terms shall be fair and reasonable.

(2) Charges or fees for services performed shall be reasonable.

(3) Expenses incurred and payment received shall be allocated to the insurer in conformity with customary insurance accounting practices consistently applied.

(4) The books, accounts, and records of each party to all such transactions shall be so maintained as to clearly and accurately disclose the nature and details of the transactions, including such accounting information as is necessary to support the reasonableness of the charges or fees to the respective parties.

(5) The insurer's surplus as regards policyholders following any dividends or distributions to shareholder affiliates shall be reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs.

(6) The following transactions, involving a domestic insurer and any person in its holding

company system, shall not be entered into unless the insurer has notified the commissioner, in writing, of its intention to enter into such transaction at least thirty days prior thereto, or such shorter period as the commissioner may permit, and the commissioner has not disapproved the transaction within such period:

(a) Sales, purchases, exchanges, loans, or extensions of credit, guarantees, or investments provided such transactions are equal to or exceed:

(i) With respect to nonlife insurers, the lesser of three percent of the admitted assets of the insurer or twenty-five percent of surplus as regards policyholders;

(ii) With respect to life insurers, three percent of the admitted assets of the insurer;

each as of the thirty-first day of December next preceding.

(b) Loans or extensions of credit to any person who is not an affiliate, where the insurer makes such loans or extensions of credit with the agreement or understanding that the proceeds of such transactions, in whole or in substantial part, are to be used to make loans or extensions of credit to, to purchase assets of, or to make investments in, any affiliate of the insurer making such loans or extensions of credit, provided such transactions are equal to or exceed:

(i) With respect to nonlife insurers, the lesser of three percent of the admitted assets of the insurer or twenty-five percent of surplus as regards policyholders;

(ii) With respect to life insurers, three percent of the admitted assets of the insurer;

each as of the thirty-first day of December next preceding.

(c) All reinsurance agreements, or modifications thereto, in which the reinsurance premium, or a change in the liabilities of the insurer, equals or exceeds five percent of the surplus of the insurer as regards policyholders, as of the thirty-first day of December next preceding, including those agreements which may require as consideration the transfer of assets from an insurer to a nonaffiliate, if an agreement or understanding exists between the insurer and nonaffiliate that any portion of such assets will be transferred to one or more affiliates of the insurer.

(d) All management agreements, service contracts, and all costsharing arrangements, other than cost-sharing arrangements based upon generally accepted accounting principles.

(e) Any material transactions, specified by regulation, which the commissioner determines may adversely affect the interests of the policyholders of the insurer.

(7) A domestic insurer shall not enter into transactions, which are part of a plan or series of similar transactions, with persons within the holding company system, if the purpose of the separate transactions is the avoidance of the statutory threshold amount and thus avoid the review that would occur otherwise. If the commissioner determines that the separate transactions were entered into over any twelve-month period for such purpose, he may exercise his authority under R.S. 22:1011.

(8) The commissioner, in reviewing transactions pursuant to Paragraph (6) of this Subsection

shall consider whether the transactions comply with the standards set forth in Paragraphs (1) through (5) of this Subsection and whether they may adversely affect the interest of policyholders.

(9) The commissioner shall be notified, within thirty days, of any investment of the domestic insurer in any one corporation if the total investment in such corporation by the insurance holding company system exceeds ten percent of the voting securities of the corporation.

B. Dividends and other distributions.

(1) No domestic insurer shall pay any extraordinary dividend or make any other extraordinary distribution to its shareholders until:

(a) Thirty days after the commissioner has received notice of the declaration thereof and has not within such period disapproved such payment.

(b) The commissioner shall have approved such payment within such thirty-day period.

(2)(a) For purposes of this Section, until October 30, 1993, an extraordinary dividend or distribution shall include any dividend or distribution of cash or other property, whose fair market value, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of:

(i) Ten percent of the surplus of the insurer as regards policyholders as of the thirty-first day of December next preceding; or

(ii) The net gain from operations of such insurer, if such insurer is a life insurer, or the net income, if such insurer is not a life insurer, not including realized capital gains, for the twelve-month period ending the thirty-first day of December next preceding, but shall not include pro rata distributions of any class of the insurer's own securities.

(b) In determining whether a dividend or distribution is extraordinary, an insurer, other than a life insurer, may carry forward net income from the previous two calendar years that has not already been paid out as dividends. The carry forward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains, less dividends paid in the second and immediate preceding calendar years. Effective October 30, 1993, any extraordinary dividend or distribution shall include any dividend or distribution of cash or other property whose fair market value, together with that of other dividends or distributions made within the preceding twelve months, exceeds the lesser of (i) or (ii) of Subparagraph (a).

(3) Notwithstanding any other provision of law, an insurer may declare an extraordinary dividend or distribution which is conditional upon the commissioner's approval thereof, and such a declaration shall confer no rights upon shareholders until:

(a) The commissioner has approved the payment of such a dividend or distribution.

(b) The commissioner has not disapproved such payment within the thirty-day period referred to above.

C. Adequacy of surplus. For purposes of this Part, in determining whether an insurer's surplus as regards policyholders is reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs, the following factors, among others, shall be considered:

(1) The size of the insurer as measured by its assets, capital and surplus, reserves, premium writings, insurance in force, and other appropriate criteria.

(2) The extent to which the insurer's business is diversified among the several lines of insurance.

(3) The number and size of risks insured in each line of business.

(4) The extent of the geographical dispersion of the insurer's insured risks.

(5) The nature and extent of the insurer's reinsurance program.

(6) The quality, diversification, and liquidity of the insurer's investment portfolio.

(7) The recent past and projected future trend in the size of the insurer's investment portfolio.

(8) The surplus as regards policyholders maintained by other comparable insurers.

(9) The adequacy of the insurer's reserves.

(10) The quality and liquidity of investments in affiliates. The commissioner may treat any such investment as a disallowed asset for purposes of determining the adequacy of surplus as regards policyholders whenever in his judgment such investment so warrants.

History	Acts 1991, No. 794, §1; 1992, No. 811, §1.
Cited By	LAC 37:XIII.101; LAC 37:XIII.103; LAC 37:XIII.105; LAC 37:XIII.107; LAC 37:XIII.109; LAC 37:XIII.111; LAC 37:XIII.113; LAC 37:XIII.115; LAC 37:XIII.117; LAC 37:XIII.119; LAC 37:XIII.121; LAC 37:XIII.123; LAC 37:XIII.125; LAC 37:XIII.127; LAC 37:XIII.129; LAC 37:XIII.131; LAC 37:XIII.139
Date New	1991
Date Amended	1992
Due Date	30 days prior
Subject Categories	004 - Duedates 220 - Reinsurance / reinsurers 360 - Filing and reporting requirements 520 - Acquisition of control 560 - Finance and investments 940 - Model Laws
Index	Affiliated insurers Intercompany transactions Standards Records maintenance

Insurance holding company systems
Reporting requirements
Investment limitations
Loan agreements
Reinsurance
Service contracts
Corporate distributions
Extraordinary distributions
Surplus requirements
Material transactions

Definitions extraordinary dividend or distribution

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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1007

Examination of insurers

A. Power of commissioner. Subject to the limitation contained in this Section and in addition to the powers which the commissioner has under this Code relating to the examination of insurers, the commissioner shall also have the power to order any insurer registered under R.S. 22:1005 to produce such records, books, or other information papers in the possession of the insurer or its affiliates as are reasonably necessary to ascertain the financial condition of such insurer or to determine compliance with this Part. In the event such insurer fails to comply with such order, the commissioner shall have the power to examine such affiliates to obtain such information.

B. Use of consultants. The commissioner may retain at the registered insurer's expense, such attorneys, actuaries, accountants, and other experts not otherwise a part of the commissioner's staff as shall be reasonably necessary to assist in the conduct of the examination under Subsection A of this Section. Any persons so retained shall be under the direction and control of the commissioner and shall act in a purely advisory capacity. However, if these expenses exceed three thousand dollars, all work of these experts is subject to review, and such experts must prepare a projection of the amount of time and expenses necessary to complete the examination. If the projected amount of time and expenses required to complete the examination appear excessive, the registered insurer may request a limit be placed on the expenses of the expert.

C. Expenses. Each registered insurer producing for examination records, books, and papers pursuant to Subsection A of this Section shall be liable for and shall pay the expense of such examination in accordance with R.S. 22:1304 through 1306.

History	Acts 1991, No. 794, §1; 1992, No. 811, §1
Date New	1991
Date Amended	1992
Subject Categories	520 - Acquisition of control 560 - Finance and investments 580 - Fees and taxes 940 - Model Laws
Index	Examinations (audits) Affiliated insurers Affiliated companies Technical services Examination expenses
Information Type	TEXT

Louisiana Insurance Code: R.S. 22:1008





Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1008

Confidentiality of information

All information, documents and copies thereof obtained by or disclosed to the commissioner or any other person in the course of an examination or investigation made pursuant to R.S. 22:1007, and all information reported pursuant to R.S. 22:1004 through R.S. 22:1006, shall be given confidential treatment, shall not be subject to subpoena, and shall not be made public by the commissioner, the National Association of Insurance Commissioners, or any other person, except to insurance departments of other states.

History	Acts 1991, No. 794, §1
Date New	1991
Subject	620 - Acquisition of control
Categories	720 - Information practices
	940 - Model Laws
Index	Affiliated insurers Reports Confidentiality Registration statements Records disclosure Insurance holding company systems Commissioner of Insurance National Association of Insurance Commissioners

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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1009

Commissioner's authority

The commissioner may, upon notice and opportunity for all interested persons to be heard, issue such rules, regulations, and orders as shall be necessary to carry out the provisions of this Part.

History	Acts 1991, No. 794, § 1
Date New	1991
Subject Categories	520 - Acquisition of control 840 - Government agencies 940 - Model Laws
Index	Commissioner of Insurance Regulatory authority Insurance holding company systems
Information Type	Text




Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1010

Injunctions; prohibitions and sequestration of voting securities

A. Injunctions. Whenever it appears to the commissioner that any insurer or any director, officer, employee, or agent thereof has committed or is about to commit a violation of this Part or of any rule, regulation, or order issued by the commissioner hereunder, the commissioner may apply to the Nineteenth Judicial District Court in and for the parish of East Baton Rouge for an order enjoining such insurer or such director, officer, employee, or agent thereof from violating or continuing to violate this Part or any such rule, regulation, or order, and for such other equitable relief as the nature of the case and the interest of the insurer's policyholders, creditors, and shareholders, or the public may require.

B. Voting of securities; when prohibited.

(1) No security which is the subject of any agreement or arrangement regarding acquisition, or which is acquired or to be acquired, in contravention of the provisions of this Part or of any rule, regulation, or order issued by the commissioner hereunder shall be voted at any shareholder's meeting, or shall be counted for quorum purposes, and any action of shareholders requiring the affirmative vote of a percentage of shares may be taken as though such securities were not issued and outstanding, but no action taken at any such meeting shall be invalidated by the voting of such securities, unless the action would materially affect control of the insurer or unless the courts of this state have so ordered.

(2) If an insurer or the commissioner has reason to believe that any security of the insurer has been or is about to be acquired in contravention of the provisions of this Part or of any

rule, regulation, or order issued by the commissioner hereunder, the insurer or the commissioner may apply to the Nineteenth Judicial District Court in and for the parish of East Baton Rouge to enjoin any offer, request, invitation, agreement, or acquisition made in contravention of any rule, regulation, or order issued by the commissioner thereunder to enjoin the voting of any security so acquired, to avoid any vote of such security already cast at any meeting of shareholders, and for such other equitable relief as the nature of the case and the interest of the insurer's policyholders, creditors, and shareholders or the public may require.

C. Sequestration of voting securities. In any case where a person has acquired or is proposing to acquire any voting securities in violation of this Part or any rule, regulation, or order issued by the commissioner hereunder, the Nineteenth Judicial District Court in and for the parish of East Baton Rouge may, on such notice as the court deems appropriate, upon the application of the insurer or the commissioner, seize or sequester any voting securities of the insurer owned directly or indirectly by such person, and issue such order with respect thereto as may be appropriate to effectuate the provisions of this Part.

D. Site of ownership. Notwithstanding any other provisions of law, for the purposes of this Part the sites of the ownership of the securities of domestic insurers shall be deemed to be in this state.

History	Acts 1991, No. 794, §1.
Date New	1991
Subject Categories	500 - Corporate organization and governance 520 - Acquisition of control 540 - Securities 800 - Legal procedure / proceedings 940 - Model Laws
Index	Domestic insurers Acquisition of control Injunctions Insurance holding company systems Violations Voting securities
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Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1011

Penalties for violations

A. Any insurer failing, without just cause, to file a registration statement as required in this Part shall be required, after notice and hearing, to pay a penalty of one hundred dollars for each day's delay, to be recovered by the commissioner, and the penalty so recovered shall be paid into the general revenue fund of this state. The maximum penalty under this Section shall be ten thousand dollars. The commissioner may reduce the penalty if the insurer demonstrates that the imposition of the penalty would constitute a financial hardship to the insurer.

B. Every director or officer of an insurance holding company system who knowingly violates, participates in, or assents to, or who knowingly permits any of the officers or agents of the insurer to engage in transactions or make investments which have not been properly reported or which violate this Part, shall pay, in their individual capacities, a civil forfeiture of not more than one thousand dollars per violation, after notice and hearing before the commissioner. In determining the amount of civil forfeiture, the commissioner shall take into account the appropriateness of the forfeiture with respect to the gravity of the violation, the history of previous violations, and such other matters as justice may require.

C. Whenever it appears to the commissioner that any insurer subject to this Part or any director, officer, employee, or agent thereof has engaged in any transaction or entered into a contract which violates this Part, the commissioner may order the insurer to cease and desist immediately any further activity under that transaction or contract. After notice and hearing, the commissioner may also, order the insurer to void any such contracts and restore the status quo if such action is in the best interest of the policyholders, creditors, or the public.

D. Any officer, director, or employee of an insurance holding company system who willfully and knowingly subscribes to or makes or causes to be made any false statements or false reports or false filings with the intent to deceive the commissioner in the performance of his duties under this Part, upon conviction thereof shall be imprisoned with or without hard labor for not more than five years or fined not more than fifty thousand dollars or both. Any fines imposed shall be paid by the officer, director, or employee in his individual capacity.

History	Acts 1991, No. 794, §1; 1992, No. 1116, §1
Date New	1991
Date Amended	1992
Subject Categories	520 - Acquisition of control 800 - Legal procedure / proceedings 940 - Model Laws
Index	Insurance holding company systems Violations Penalties Cease and desist orders Insurance transactions Officers and employees
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Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1012

Receivership

Whenever it appears to the commissioner that any person has committed a violation of this Part which so impairs the financial condition of a domestic insurer as to threaten insolvency or make the further transaction of business by it hazardous to its policyholders, creditors, shareholders, or the public, then the commissioner may proceed as provided in Part XVI of Chapter 1 of Title 22 of the Louisiana Revised Statutes of 1950.

History	Acts 1991, No. 794, §1
Date New	1991
Subject Categories	600 -- Corporate organization and governance 520 -- Acquisition of control 800 -- Financial impairment 940 -- Model Laws
Index	Domestic insurers Acquisition of control Financial impairment Receivership
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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1013

Recovery of distributions

A. If an order for liquidation or rehabilitation of a domestic insurer has been entered, the receiver appointed under the order shall have a right to recover on behalf of the insurer:

(1) From any parent corporation or holding company or person or affiliate who otherwise controlled the insurer, the amount of distributions, other than distributions of shares of the same class of stock, paid by the insurer on its capital stock; or

(2) Any payment in the form of a bonus, termination settlement, or extraordinary lump sum salary adjustment made by the insurer or its subsidiary to a director, officer, or employee, where the distribution or payment pursuant to (1) or (2) herein is made at any time during the one year preceding the petition for liquidation, conservation, or rehabilitation, as the case may be, subject to the limitations of Subsections B, C, and D of this Section.

B. No distribution shall be recoverable if the parent or affiliate shows that such distribution was lawful and reasonable when paid, and that the insurer did not know and could not reasonably have known that such distribution might adversely affect the ability of the insurer to fulfill its contractual obligations.

C. Any person who was a parent corporation or holding company or a person who otherwise controlled the insurer or affiliate at the time such distributions were paid shall be liable up to the amount of distributions or payments the person received under Subsection A of this Section. Any person who otherwise controlled the insurer at the time the distributions were declared shall be liable up to the amount of distributions he would have received if they had been paid immediately. If two or more persons are liable with respect to the same distributions, they shall be solidarily obligated.

D. The maximum amount recoverable under this Subsection shall be the amount needed in excess of all other available assets of the impaired or insolvent insurer to pay the contractual obligations of the impaired or insolvent insurer and to reimburse any guaranty funds.

E. To the extent that any person liable under Subsection C of this Section is insolvent or otherwise fails to pay claims due from it pursuant to such Subsection, its parent corporation or holding company or person who otherwise controlled it at the time the distribution was paid, shall be solidarily obligated for any resulting deficiency in the amount recovered from such parent corporation or holding company or person who otherwise controlled it.

History	Acts 1991, No. 294, §1
Date New	1991
Subject Categories	520 - Acquisition of control 600 - Financial impairment 940 - Model Laws
Index	Receivers Corporate distributions Recovery rights Receivership Affiliated companies Liability Insurance holding company systems
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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1014

Suspension, revocation or nonrenewal of certificate of authority

Whenever it appears to the commissioner that any person has committed a violation of this Part which makes the continued operation of an insurer contrary to the interests of policyholders or the public, the commissioner may, after giving notice and an opportunity to be heard, determine to suspend, revoke, or refuse to renew such insurer's license or authority to do business in this state for such period as he finds is required for the protection of policyholders or the public. Any such determination shall be accompanied by specific findings of fact and conclusions of law.

History	Acts 1991, No. 794, §1.
Cited By	LAC 37:XIII.101
Date New	1991
Subject Categories	500 - Corporate organization and governance 520 - Acquisition of control 940 - Model Laws
Index	Insurance holding company systems Certificates of authority Suspension and revocation
Information Type	TEXT

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Louisiana
Insurance Code

TITLE 22 -- INSURANCE CODE ... Chapter 1. General Provisions ... Part XXI - A -- INSURANCE HOLDING COMPANY SYSTEM REGULATORY LAW

R.S. 22:1015

Judicial review; mandamus

A. Any person aggrieved by any act, determination, rule, regulation, or order, or any other action of the commissioner pursuant to this Part, may appeal therefrom to the Nineteenth Judicial District Court in and for the parish of East Baton Rouge. The court shall conduct its review without a jury and by trial de novo, except that if all parties, including the commissioner, so stipulate, the review shall be confined to the record. Portions of the record may be introduced by stipulation into evidence in a trial de novo as to those parts so stipulated.

B. The filing of an appeal pursuant to this Section shall stay the application of any such rule, regulation, order, or other action of the commissioner to the appealing party unless the court, after giving such party notice and an opportunity to be heard, determines that such a stay would be detrimental to the interest of policyholders, shareholders, creditors, or the public.

C. Any person aggrieved by any failure of the commissioner to act or make a determination required by this Part may petition the Nineteenth Judicial District Court in and for the parish of East Baton Rouge for a writ in the nature of a mandamus or a peremptory mandamus directing the commissioner to act or make such determination forthwith.

History Acts 1991, No. 794, §1.

Date New 1991

Subject Categories	520 - Acquisition of control 800 - Legal procedure / proceedings 940 - Model Laws
Index	Insurance holding company systems Orders and rulings Appeals Judicial review Mandamus
Information Type	TEXT

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